Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

MCW PARENT, LP,

BOSON MERGER SUB, INC.

MISTER CAR WASH, INC.

and

solely for purposes of the Borrower Provisions

MISTER CAR WASH HOLDINGS, INC.

Dated as of February 17, 2026

3.19	Labor Matters	43
3.20	Permits	44
3.21	Compliance with Laws	44
3.22	Anti-Corruption	44
3.23	Environmental Matters	44
3.24	Legal Proceedings; Orders	44
3.25	Insurance	45
3.26	Related Person Transactions	45
3.27	Brokers	45
3.28	Fairness Opinion	45
3.29	Company Credit Agreement	45
3.30	Exclusivity of Representations and Warranties	46

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES		47

4.1	Organization; Good Standing	47
4.2	Power; Enforceability	47
4.3	Non-Contravention	48
4.4	Requisite Governmental Approvals	48
4.5	Legal Proceedings; Orders	48
4.6	Ownership of Company Securities	48
4.7	Brokers	49
4.8	Operations of the Merger Sub	49
4.9	No Parent Vote or Approval Required	49
4.10	Stockholder and Management Arrangements	49
4.11	Guarantee	50
4.12	Financing	50
4.13	Solvency	52
4.14	Provision of Information	52
4.15	No Other Interests	52
4.16	National Security Matters	52
4.17	Exclusivity of Representations and Warranties	52

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		54

5.1	Affirmative Obligations	54
5.2	Forbearance Covenants	54
5.3	No Solicitation	57

ARTICLE VI ADDITIONAL COVENANTS		61

6.1	Required Action and Forbearance; Efforts	61
6.2	Filings	62
6.3	Preparation of Information Statement and Schedule 13E-3	64
6.4	Anti-Takeover Laws	66
6.5	Access	66
6.6	Section 16(b) Exemption	67

6.7	Directors’ and Officers’ Exculpation, Indemnification and Insurance	67
6.8	Employee Matters	69
6.9	Obligations of Merger Sub	70
6.10	Public Statements and Disclosure	71
6.11	Transaction Litigation	71
6.12	Stock Exchange Delisting; Deregistration	72
6.13	No Control of the Other Party’s Business	72
6.14	[Intentionally Omitted]	72
6.15	Financing Obligations	72
6.16	Company Credit Agreement; Financing Cooperation	74
6.17	FIRPTA Certificate	78
6.18	Certain Arrangements	79

ARTICLE VII CONDITIONS TO THE MERGER		79

7.1	Conditions to Each Party’s Obligations to Effect the Merger	79
7.2	Conditions to the Obligations of the Buyer Parties	79
7.3	Conditions to the Obligations of the Company to Effect the Merger	81

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		81

8.1	Termination	81
8.2	Manner and Notice of Termination; Effect of Termination	83
8.3	Fees and Expenses	84
8.4	Liability of Financing Sources	86

ARTICLE IX GENERAL PROVISIONS		87

9.1	Survival of Representations, Warranties and Covenants	87
9.2	Notices	87
9.3	Amendment	88
9.4	Extension; Waiver	89
9.5	Assignment	89
9.6	Confidentiality	89
9.7	Entire Agreement	89
9.8	Third-Party Beneficiaries	90
9.9	Severability	90
9.10	Remedies	90
9.11	Governing Law	92
9.12	Consent to Jurisdiction	92
9.13	WAIVER OF JURY TRIAL	93
9.14	Disclosure Letters	93
9.15	Special Committee Matters	94
9.16	Recused Directors	94
9.17	Counterparts	94
9.18	No Recourse	95

Exhibits

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit B	Form of Written Consent

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 17, 2026 by and among MCW Parent, LP, a Delaware limited partnership (“Parent”), Boson Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”, and together with Parent, the “Buyer Parties”), Mister Car Wash, Inc., a Delaware corporation (the “Company”) and, solely for the purposes of the Borrower Provisions, Mister Car Wash Holdings, Inc., a Delaware corporation and wholly owned Subsidiary of the Company (“Borrower”). Each of the Company, Parent and Merger Sub (and, with respect to the Borrower Provisions, Borrower) is sometimes referred to as a “Party.”

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) established a special committee consisting only of directors that the Company Board determined to each be a “disinterested director” (as defined in Section 144 of the General Corporation Law of the State of Delaware (the “DGCL”)) with respect to the transactions contemplated by this Agreement (the “Special Committee”) to, among other things, review and evaluate the transactions contemplated by this Agreement, negotiate this Agreement and recommend this Agreement for approval by the Company Board or reject any proposals made by Leonard Green & Partners, L.P. (“LGP”) or any of its Affiliates and alternatives thereto;

WHEREAS, the Special Committee has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby (the “Transactions”), including the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the DGCL, are fair to and in the best interests of the Unaffiliated Company Stockholders and (ii) recommended that the Company Board (a) determine that the terms of this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company Stockholders (in their capacity as such), (b) determine that it is in the best interests of the Company Stockholders (in their capacity as such), and declare it advisable, to enter into this Agreement and the other Transaction Documents to which the Company is a party, (c) approve the execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party, the performance by the Company of its covenants and other obligations hereunder and thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein, (d) recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL, upon the terms and subject to the conditions of this Agreement, and (e) direct that this Agreement be submitted to the Company Stockholders for their adoption upon the terms and subject to the conditions of this Agreement (the recommendations described in clause (ii), the “Special Committee Recommendation”);

WHEREAS, the Company Board has, acting upon the Special Committee Recommendation at a meeting attended by each member of the Company Board other than the Recused Directors, by unanimous vote of all directors in attendance, (i) determined that the terms of this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company Stockholders (in their capacity as such), (ii) determined that it is in the best interests of the Company Stockholders (in their capacity as such), and declared it advisable, to enter into this Agreement and the other Transaction Documents to which the Company is a party,

(iii) approved the execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party, the performance by the Company of its covenants and other obligations hereunder and thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein, (iv) recommended that the Company Stockholders adopt this Agreement in accordance with the DGCL, upon the terms and subject to the conditions of this Agreement, and (v) directed that this Agreement be submitted to the Company Stockholders for their adoption upon the terms and subject to the conditions of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Principal Stockholders and Parent have entered into (i) a rollover agreement (each, a “Principal Stockholder Rollover Agreement”) pursuant to which, among other things, each of the Principal Stockholders will, immediately prior to the consummation of the Merger, contribute to Parent the number of shares of Company Common Stock (collectively, the “Principal Stockholder Rollover Shares”) set forth therein in exchange for equity interests of Parent (such contributions, collectively, the “Principal Stockholder Rollover”), and (ii) a support agreement (the “Support Agreement”) pursuant to which, among other things, each Principal Stockholder agrees (a) to deliver a duly executed written consent approving and adopting any Specified Superior Proposal, and (b) that if a Parent Termination Fee contemplated to be paid pursuant to Section 8.3(c) is paid to the Company, then the Company may pay a dividend on each share of Company Common Stock in an aggregate amount (after taking account of the waiver contemplated by this subsection (b)) equal to the Parent Termination Fee actually received by the Company, together with interest on such amount as contemplated by Section 8.3(f) (the “Permitted Dividend”), and each Principal Stockholder waives its right to receive such dividend;

WHEREAS, following the execution and delivery of this Agreement, Parent may offer certain executives of the Company the opportunity to enter into a rollover agreement (each, a “Management Rollover Agreement” and, together with the Principal Stockholder Rollover Agreement, the “Rollover Agreements”) pursuant to which, among other things, each executive of the Company who executes a Management Rollover Agreement (each, a “Management Rollover Participant”) will acquire equity interests of Parent, which may be effected by, among other actions, such executive contributing to Parent, immediately prior to and contingent upon the Closing, a number of shares of Company Common Stock as specified therein (collectively the “Management Rollover Shares” and, together with the Principal Stockholder Rollover Shares, the “Rollover Shares”) in exchange for equity interests of Parent (such transactions, collectively, the “Management Rollover” and, together with the Principal Stockholder Rollover, the “Rollover”);

WHEREAS, immediately prior to the execution and delivery of this Agreement, each Principal Stockholder duly executed and delivered a written consent in the form attached hereto as Exhibit B, which approves and adopts this Agreement in accordance with the DGCL and which by its terms will be effective immediately following the execution of this Agreement (the “Written Consent”);

WHEREAS, each of the general partner of Parent and the board of directors of Merger Sub has (i) declared it advisable to enter into this Agreement and the other Transaction Documents to which they are a party, (ii) approved the execution and delivery of this Agreement and the other Transaction Documents to which they are a party, the performance of their respective covenants and other obligations hereunder and thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein, and (iii) in the case of the board of directors of Merger Sub only, recommended that Parent, in its capacity as the sole stockholder of Merger Sub, adopt this Agreement in accordance with the DGCL;

WHEREAS, immediately prior to the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, duly executed and delivered a written consent approving and adopting this Agreement in accordance with the DGCL, which written consent, by its terms, will be effective immediately following the execution of this Agreement (the “Merger Sub Stockholder Approval”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a limited guarantee (the “Guarantee”) from Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P. (individually, a “Guarantor” and collectively, the “Guarantors”) in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, each Guarantor is guaranteeing certain obligations of the Buyer Parties in connection with this Agreement; and

WHEREAS, the Buyer Parties and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger, and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Buyer Parties and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means any confidentiality agreement with the Company (i) in effect as of the date hereof or (ii) executed, delivered and effective after the date hereof and, in the case of clause (ii), containing terms that (x) are not, in the aggregate, materially less favorable to the Company than those contained in the Confidentiality Agreement and (y) do not prohibit the Company from providing any information to Parent in accordance with, or otherwise complying with, Section 5.3, except that any such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal.

(b) “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Buyer Parties) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated hereby involving the Company and the Buyer Parties) involving:

(i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates), whether from the Company or any other Person(s), of securities representing more than 20% of the total outstanding equity securities of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 20% of the total outstanding equity securities of the Company after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase, license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates) of assets (including equity securities in Subsidiaries of the Company) constituting or accounting for more than 20% of the consolidated assets (measured by the fair market value thereof, as determined in good faith by the Special Committee), revenue or net income of the Company Group, taken as a whole; or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates) would hold securities representing more than 20% of the total outstanding equity securities of the Company or the surviving or resulting entity of such transaction (in each case, by vote or economic interests) after giving effect to the consummation of such transaction.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided that none of the Principal Stockholders or any investment funds or investment vehicles affiliated with or under common management with the Principal Stockholders (including Parent and Merger Sub), any portfolio company (as such term is commonly understood in the private equity industry) or investment of the Principal Stockholders or any other Person that would otherwise be an Affiliate of the Principal Stockholders pursuant to this definition shall be an “Affiliate” of the Company or any of its Subsidiaries and none of the Company or any of its Subsidiaries shall be an “Affiliate” of such Persons.

(e) “Anti-Corruption Laws” means all applicable Laws, rules and regulations relating to bribery or corruption, including the U.S. Foreign Corrupt Practices Act of 1977.

(f) “Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(g) “Applicable Time” means 5:00 p.m., Eastern time on April 19, 2026.

(h) “Borrower Provisions” means Section 2.9(c), Section 2.9(d), Section 2.9(e), Section 2.9(g), Section 2.9(h), Section 3.1(b), Section 3.2(b) and Section 3.29(b)(ii).

(i) “Business Day” means each day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

(j) “Code” means the U.S. Internal Revenue Code of 1986.

(k) “Company Common Stock” means the Common Stock, par value $0.01 per share, of the Company.

(l) “Company Credit Agreement” means the Amended and Restated First Lien Credit Agreement, dated as of May 14, 2019, by and among Borrower, Hotshine Intermediate, Bank of America, N.A., the other guarantors party thereto, and the lenders from time to time party thereto, as amended by Amendment No. 1 to Amended and Restated First Lien Credit Agreement, dated as of February 5, 2020, Amendment No. 2 to Amended and Restated First Lien Credit Agreement, dated as of June 4, 2021, Amendment No. 3 to Amended and Restated Credit Agreement, dated as of December 8, 2021, Amendment No. 4 to Amended and Restated Credit Agreement, dated as of December 12, 2021, Amendment No. 5 to Amended and Restated Credit Agreement, dated as of March 27, 2024, and Amendment No. 6 to Amended and Restated Credit Agreement, dated as of November 26, 2024, and as further amended, restated, amended and restated, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereunder.

(m) “Company Equity Plans” means, collectively, the 2014 Stock Option Plan of Hotshine Holdings, Inc. and the 2021 Incentive Award Plan, in each case as amended from time to time (and including any sub-plans thereto).

(n) “Company ESPP” means the Mister Car Wash, Inc. Employee Stock Purchase Plan, as amended from time to time.

(o) “Company Group” means the Company and its Subsidiaries.

(p) “Company IT Systems” means all computer hardware (whether general or special purpose), software, networks, electronic data processing systems, information technology systems and computer systems, including all firmware, servers and related equipment that are owned by any member of the Company Group or used in the operation of the business of the Company Group as currently conducted.

(q) “Company Material Adverse Effect” means any change, event, effect, occurrence or development (each, an “Effect”) that, individually or taken together with any other Effect, has had, or would reasonably be expected to have, a material adverse effect on the business or financial condition of the Company Group, taken as a whole; provided, however, none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur:

(i) any general economic conditions or changes in business markets in the United States or any other country or region in the world, or changes in conditions in the economy generally, including any changes in inflation, supply chain disruptions and labor shortages;

(ii) any conditions in the financial markets, credit markets, debt markets, commodities markets, currency markets, securities markets or capital markets generally in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings generally in the United States or any other country, (2) changes in exchange rates generally for the currencies of any country, or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii) any change generally affecting any of the industries, jurisdictions or geographic areas in which the members of the Company Group operate or otherwise conduct business;

(iv) changes in general regulatory, legislative, social or political conditions in the United States or any other country or region in the world;

(v) changes in trade controls or Laws or related Tax Laws, including the imposition of new or increased trade restrictions, anti-dumping measures, tariffs, trade policies or disputes, or changes in, or any consequences arising from, any “trade war” or similar actions in the United States or any other country or region in the world;

(vi) any political or geopolitical conditions, outbreak of hostilities, act of war (whether or not declared), armed conflict, insurrection, rebellion, sabotage, riot, protest, terrorism, cyberterrorism, cyberattack, or military action (including any threat, escalation or general worsening of any such hostilities, act of war, armed conflict, insurrection, rebellion, sabotage, riot, protest, terrorism, cyberterrorism, cyberattack or military action) in the United States or any other country or region in the world;

(vii) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, droughts, mudslides, blizzards, fires or other natural disasters, weather conditions and other acts of God or electrical black-outs or power shortages and other force majeure events in the United States or any other country or region in the world;

(viii) any epidemic, pandemic or disease outbreak (or the worsening thereof), or any Law, directive, guidelines or recommendations issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization, any other Governmental Authority or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak or any other Special Measures;

(ix) any cyberterrorism (including by means of cyberattack by or sponsored by a Governmental Authority), cyberattack, computer hack, ransomware, data breach or other cybersecurity event involving the Company Group;

(x) the negotiation, execution or announcement of this Agreement or the pendency of the Merger and the transactions contemplated hereby, or the identity of Parent or Merger Sub or any of their respective Affiliates, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees (including any employee attrition), suppliers, customers, lessors, partners, vendors or any other third Person (other than for purposes of any representation or warranty contained in Sections 3.5 or 3.6);

(xi) the compliance by any Party with the express terms of this Agreement or applicable Law or reporting standard, including any action taken or refrained from being taken pursuant to the express terms of this Agreement;

(xii) any action taken or not taken by the Company Group at the written request or with the written consent of, or any action taken by, the Buyer Parties or the Principal Stockholders;

(xiii) any change or proposed change in applicable Law (including the enforcement or interpretation thereof), regulatory policies, accounting standards or principles (including GAAP) or any guidance (including from the SEC or any other Governmental Authority) relating thereto or the interpretation or enforcement thereof;

(xiv) any change in the price or trading volume of the Company Common Stock or in the Company’s credit rating or rating outlook, in each case in and of itself (provided that the underlying causes may be taken into account to the extent not otherwise excluded by the other clauses of this definition);

(xv) any failure, in and of itself, by the Company Group to meet (1) any public analyst estimates or expectations of the Company’s revenue, earnings, cash flow, cash position or other financial performance or results of operations for any period, or (2) any internal projections, budgets, plans or forecasts of its revenues, earnings, cash flow, cash position or other financial performance (provided that the underlying causes may be taken into account to the extent not otherwise excluded by the other clauses of this definition); and

(xvi) any Transaction Litigation or other Legal Proceeding threatened, made or brought against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Merger or any other transaction contemplated by this Agreement;

except, with respect to clauses (i) through (viii) and (xiii), to the extent that such Effect has had a materially disproportionate adverse effect on the Company Group, taken as a whole, relative to other companies operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

(r) “Company Option” means an option to purchase shares of Company Common Stock granted under a Company Equity Plan.

(s) “Company Preferred Stock” means the Preferred Stock, par value $0.01 per share, of the Company.

(t) “Company RSU” means a restricted stock unit award with respect to shares of Company Common Stock that, at the time of determination, (i) is subject to vesting or forfeiture conditions or (ii) is not subject to vesting or forfeiture conditions but has not yet been settled in shares of Company Common Stock.

(u) “Company Stockholders” means the holders of shares of Company Common Stock.

(v) “Company Termination Fee” shall mean an amount equal to $31,250,000.

(w) “Continuing Employee” means each individual who is an employee of the Company Group immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(x) “Contract” means any legally binding contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or agreement.

(y) “DOJ” means the United States Department of Justice or any successor thereto.

(z) “Environmental Law” means any applicable Law relating to pollution, human health and safety (solely with respect to exposure to Hazardous Substances), or the protection of the environment.

(aa) “Environmental Permits” means any Permits required or issued under any Environmental Law.

(bb) “ERISA” means the Employee Retirement Income Security Act of 1974.

(cc) “Exchange Act” means the Securities Exchange Act of 1934.

(dd) “FDI Laws” means laws, other than Antitrust Laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate foreign investment on national security or other public order grounds, in any case that are applicable to the Merger.

(ee) “Financing Sources” means the Persons (other than Parent, the Guarantors, Merger Sub and their respective Affiliates), in their respective capacities as such, that have committed to provide, arrange, underwrite or place all or any portion of the Debt Financing in connection with the Merger, including the commitment parties under the Debt Commitment Letter and the commitment parties under any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and their Affiliates’ Representatives.

(ff) “FTC” means the United States Federal Trade Commission or any successor thereto.

(gg) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(hh) “Governmental Authority” means any government, governmental, regulatory, self-regulatory or quasi-governmental authority, entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county, municipal, provincial, local, foreign or multinational.

(ii) “Hazardous Substance” means any chemicals, materials, substances or wastes which are defined or regulated as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “toxic air pollutants,” “hazardous air pollutants” or words of similar import under any Environmental Law, including petroleum, petroleum by-products, asbestos or asbestos-containing material, urea formaldehyde insulation, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

(jj) “Hotshine Intermediate” means Hotshine IntermediateCo, Inc., a Delaware corporation and wholly owned Subsidiary of the Company.

(kk) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(ll) “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith), (ii) liabilities pursuant to finance leases under GAAP, (iii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, and (iv) all letters of credit, banker’s acceptances, surety or performance bonds or similar facilities issued for the account of such Person, to the extent drawn upon. Notwithstanding the foregoing, in no event shall “Indebtedness” include any trade payables, operating lease obligations or undrawn letters of credit or similar instruments.

(mm) “Intellectual Property” means all intellectual property rights recognized under applicable Law, including all (i) patents and patent applications, (ii) trademarks, service marks, trade dress, and trade names, and all registrations and applications for registration thereof, (iii) copyrights and all registrations and applications for registration thereof, (iv) trade secrets, (v) domain names, and (vi) intellectual property rights in know-how, software, data and databases.

(nn) “IRS” means the United States Internal Revenue Service or any successor thereto.

(oo) “Knowledge” (i) of the Company, with respect to any matter in question, means the actual knowledge of the individuals set forth in Section 1.1(oo) of the Company Disclosure Letter, and (ii) of Parent or Merger Sub, with respect to any matter in question, means the actual knowledge of the individuals set forth in Section 1.1(oo) of the Parent Disclosure Letter.

(pp) “Law” means any legislation, statute, law (including common law), ordinance, Order, rule, regulation, code, directive, determination or stock exchange listing requirement, as applicable, enacted, issued or promulgated by any Governmental Authority.

(qq) “Legal Proceeding” means any claim, action, charge, audit, lawsuit, litigation, complaint, hearing, arbitration, investigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority.

(rr) “Material Contract” means any of the following Contracts to which the Company or any of its Subsidiaries is a party, other than (x) an Employee Plan or (y) (1) a nondisclosure agreement entered into in the ordinary course of business or (2) any Contract entered into in connection with discussions, negotiations, and transactions related to this Agreement, other Acquisition Proposals, or other potential strategic transactions, including engagement letters with financial advisors:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as a whole;

(ii) any material Contract with any of the top 10 vendors (excluding legal, accounting, tax and other professional service providers whose Contracts may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less) to the Company Group, taken as a whole, determined on the basis of spend, excluding residual spend, by the Company Group, taken as a whole, for the 12 months ended December 31, 2025, other than any statement of work, purchase order, sales order or similar Contract entered into in the ordinary course of business;

(iii) any Contract, other than a vendor Contract, that involved or involves aggregate payments or consideration furnished (x) by the Company or by any of its Subsidiaries of more than $5,000,000 or (y) to the Company or to any of its Subsidiaries of more than $5,000,000, in each case, in the calendar year ended December 31, 2025 or any future calendar year;

(iv) any Contract relating to Indebtedness for borrowed money having an outstanding principal amount in excess of $1,000,000, other than Contracts evidencing such Indebtedness solely among members of the Company Group;

(v) any Contract that is a purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof, in each case, with respect to which there are any material ongoing obligations;

(vi) any Contract concerning the establishment or operation of a material joint venture or strategic partnership (other than Contracts between wholly owned Subsidiaries of the Company) that is material to the Company and its Subsidiaries, taken as a whole;

(vii) any Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $5,000,000 in the aggregate;

(viii) any Contract to which a member of the Company Group is a party pursuant to which a member of the Company Group (A) licenses from a third Person the right to use any Intellectual Property material to the operation of the business of the Company Group, taken as a whole, other than shrink-wrap, click-wrap and off-the shelf software licenses, open source software licenses, and other non-exclusive licenses for software, software-enabled services or data services that are generally available on standard terms, or (B) licenses to a third Person the right to use Intellectual Property owned by any member of the Company Group and material to the operation of the business of the Company Group, taken as a whole, other than, in the case of each of (A) and (B), (x) non-exclusive licenses granted in the ordinary course of business that are incidental to the primary purpose of the Contracts in which such licenses are granted and (y) Contracts containing confidentiality provisions that would not otherwise be required to set forth pursuant to this clause (viii) but for an express or implied right therein to use confidential or proprietary information;

(ix) any Collective Bargaining Agreement;

(x) any Contract containing covenants of the Company or any of its Subsidiaries expressly (A) prohibiting or limiting the right of the Company or any of its Subsidiaries to engage in or compete with any Person in any line of business or (B) prohibiting or restricting the Company’s and its Subsidiaries’ ability to conduct their business with any Person in any geographic area, in each case, that currently has or would reasonably be expected to have a material and adverse effect on the business of the Company and its Subsidiaries (taken as a whole) as currently operated, in each case other than, for the avoidance of doubt, customary non-solicitation and no-hire provisions entered into in the ordinary course of business; and

(xi) any Contract that is a settlement agreement with any Governmental Authority pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligations after the date of this Agreement.

(ss) “NASDAQ” means the NASDAQ Global Select Market and any successor stock exchange.

(tt) “Order” means any decree, ruling, judgment, injunction or other order of any Governmental Authority.

(uu) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith; (ii) mechanics, carriers’, workmen’s, warehousemen’s, repairmen’s, materialmen’s or other liens or security interests arising or incurred in the ordinary course of business; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable Law (other than Tax Law); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or occupancy of the applicable property owned, leased, used or held for use by the Company Group; (viii) liens securing indebtedness or liabilities that are reflected in the Company SEC Reports filed as of the date of this Agreement; (ix) non-exclusive licenses to intellectual property; (x) liens that do not secure a liquidated amount that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company Group, taken as a whole; (xi) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company Group; (xii) pledges or liens over deposit accounts of the Company Group; (xiii) liens and any other encumbrances of any type that do not materially and adversely affect the use or operation of the property subject thereto; and (xiv) liens that will be released at or prior to the Closing.

(vv) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(ww) “Personal Information” means all data or information that is related to or linked to a natural Person.

(xx) “Principal Stockholders” means Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Associates VI-A LLC and LGP Associates VI-B LLC.

(yy) “Privacy Laws” means all Laws applicable to the Company pertaining to the privacy and security of Personal Information.

(zz) “Recused Directors” means those members of the Company Board listed on Section 1.1(zz) of the Company Disclosure Letter.

(aaa) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

(bbb) “Representatives” means, with respect to any Person, such Person’s Affiliates, and its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors, financing sources and agents and other advisors and representatives.

(ccc) “Required Financial Information” means the financial statements required by paragraph 6 of Exhibit C to the Debt Commitment Letter.

(ddd) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(eee) “Securities Act” means the Securities Act of 1933.

(fff) “Special Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive, protocols or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any epidemic or pandemic, including the Coronavirus Aid, Relief and Economic Security Act, and the Families First Coronavirus Response Act.

(ggg) “Specified Superior Proposal” means a Superior Proposal in which each share of Company Common Stock owned by the Principal Stockholders and each share of Company Common Stock owned by the Unaffiliated Company Stockholders would be converted into the right to receive the same form and amount of consideration per share and such consideration shall be only in the form of cash (and, for the avoidance of doubt, will not involve any rollover by the Principal Stockholders or conversion of any shares of Company Common Stock or Company Preferred Stock held by the Principal Stockholders into any non-cash consideration, including shares of capital stock of the Company or another Person), and such cash amount per share of Company Common Stock shall be greater than the Per Share Price.

(hhh) “Subsidiary” of any Person means any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% of the total outstanding securities or ownership interests of such first Person, in each case, are owned, directly or indirectly, by such first Person.

(iii) “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that the Special Committee has determined in good faith (after consultation with its financial advisor and outside legal counsel) (i) is on terms that are more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account such legal, regulatory, financial and other aspects of the Acquisition Proposal as the Special Committee deems relevant and, if applicable, any revisions to this Agreement committed to in writing by Parent prior to the time of such determination) and (ii) is reasonably likely to be consummated in accordance with its terms, taking into account (x) if such Superior Proposal is not a Specified Superior Proposal, the likelihood that the required holders of Company Common Stock will adopt the Acquisition Proposal and (y) such other legal, regulatory, financial and other aspects of the Acquisition Proposal as the Special Committee deems relevant. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

(jjj) “Tax” means any federal, state, local, municipal and foreign taxes, charges, fees, levies or other assessments in the nature of tax, in each case, imposed by a Governmental Authority, including any gross receipts, income, profits, sales, use, production, occupation, value-added, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, capital stock, social security, disability, severance, stamp, premium, withholding, payroll, employment, unemployment, estimated, alternative minimum, excise, property (real or personal), customs, duties or similar taxes, together with all interest, penalties and additions imposed with respect thereto.

(kkk) “Tax Return” means any return, declaration, statement, report, information return or other document that is filed or required to be filed with a Governmental Authority with respect to Taxes, including any amendments, attachments or schedules thereto.

(lll) “Transaction Documents” means this Agreement, the Rollover Agreements, the Support Agreement, the Guarantee and any other agreement, certificate, instrument or other document entered into in connection herewith.

(mmm) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (or their respective directors or officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to or regarding the Merger or any other transaction contemplated by this Agreement or the other Transaction Documents, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Information Statement, Schedule 13E-3, or any other communications to the Company Stockholders, other than any Legal Proceedings among the Parties or with the Financing Sources related to this Agreement, the other Transaction Documents, or the Debt Financing Commitment.

(nnn) “Unaffiliated Company Stockholders” means the Company Stockholders, other than the Principal Stockholders and the executive officers of the Company.

(ooo) “WARN” means the United States Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local Law.

(ppp) “Willful and Material Breach” means a material breach of this Agreement that is a consequence of an intentional act or failure to act undertaken or omitted to be taken by the breaching Party with the actual knowledge that the taking of such act or failure to take such act would constitute a material breach of this Agreement.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Alternative Acquisition Agreement	5.3(a)
Alternative Debt Financing	6.15(c)
Alternative Debt Financing Commitment	6.15(c)
Balance Sheet Date	3.11
Buyer Parties	Preamble
Bylaws	2.5(b)
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.9(c)
Charter	2.5(a)
Chosen Courts	9.12(a)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.19(a)
Committee Financial Advisors	3.27
Company	Preamble
Company Board	Recitals
Company Board Recommendation	3.3(b)
Company Disclosure Letter	Article III
Company Equity Awards	3.7(b)
Company Option Consideration	2.8(b)
Company Related Parties	8.3(g)(i)
Company RSU Consideration	2.8(a)
Company SEC Reports	3.9(a)
Company Securities	3.7(c)
Confidentiality Agreement	9.6
Consent	3.6
Continuation Period	6.8(a)
Current Insurance	6.7(c)
Debt Commitment Letter	4.12(a)
Debt Fee Letter	4.12(a)
Debt Financing	4.12(a)
Debt Financing Commitment	4.12(a)

Debt Financing Documents	6.16(b)
DGCL	Recitals
Dissenting Company Shares	2.7(c)(i)
Dollars	1.3(g)
DTC	2.9(e)
DTC Payment	2.9(e)
Effect	1.1(q)
Effective Time	2.2
Electronic Delivery	9.17
Employee Plan	3.18(a)
Enforceability Limitations	3.2
Equity Award Consideration	2.8(b)
Exchange Fund	2.9(b)
Filing Fees	6.2(a)
Final Exercise Date	2.8(d)
Final Offering Periods	2.8(d)
Financing Failure Event	6.15(b)
Guarantee	Recitals
Guarantor	Recitals
Indemnified Person	6.7(b)
Information Statement	6.3(a)
Insured Persons	6.7(c)
Interim Period	5.3(a)
Lease	3.14(b)
Leased Real Property	3.14(b)
LGP	Preamble
Maximum Amount	6.7(c)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Stockholder Approval	Recitals
Multiemployer Plan	3.18(a)
New Plans	6.8(b)
Notice Period	5.3(d)
Owned Company Share	2.7(a)(ii)
Owned Real Property	3.14(a)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Related Parties	8.3(g)(ii)
Parent Termination Fee	8.3(c)
Party	Preamble
Payment Agent	2.9(a)
Per Share Price	2.7(a)(ii)
Permits	3.20
Permitted Dividend	Recitals
Potential Arrangements	4.10
Prohibited Modifications	6.15(a)

Recent SEC Reports	Article III
Recommendation Change	5.3(c)(i)
Reimbursement Obligations	6.16(g)
Required Amount	4.12(c)
Required Jurisdictions	7.1(c)
Requisite Stockholder Approval	3.4
Rollover	Recitals
Rollover Agreement	Recitals
Rollover Shares	Recitals
Security Incident	3.16
Special Committee	Recitals
Special Committee Recommendation	Recitals
Specified Transactions	3.29(b)
Support Agreement	Recitals
Surviving Corporation	2.1
Termination Date	8.1(c)
Uncertificated Shares	2.9(d)
Written	1.3(r)
Written Consent	Recitals

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated, and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein,” “hereunder” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) When used herein, references to “ordinary course” or “ordinary course of business” with respect to the Company will be construed to mean “ordinary course of business, consistent with past practices of the Company, or consistent with the then-current practices in similar circumstances of other companies generally in the industry in which the Company operates.”

(e) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(f) The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(g) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(h) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(i) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(j) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(k) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) References to days mean calendar days unless otherwise specified. The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1). When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or materiality.

(p) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.4 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(q) Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided” or “delivered” by the Company if such documents, information or materials have been physically or electronically delivered to the relevant Party prior to the date of this Agreement, including by being posted to a virtual data room managed by the Company or the Committee Financial Advisors (including any “clean team room” or similar depository within such virtual data room subject to a limited access group and “clean team” procedures) with respect to the transactions contemplated by this Agreement prior to 8:00 p.m. Eastern Time on the date hereof or filed with or furnished to the SEC and available on EDGAR or EDGAR Next.

(r) References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will thereupon cease, and the Company will continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger executed in a customary form as required by and in accordance with the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time such filing has been duly filed and accepted by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The closing of the Merger (the “Closing”) shall take place by the remote exchange of electronic copies of documents and signatures (including by Electronic Delivery): (a) no later than 9:00 a.m., Eastern time, on the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing); provided that (i) if any of the conditions set forth in Article VII are not satisfied or waived (to the extent permitted hereunder) on such third Business Day, then the Closing shall take place on the first Business Day thereafter on which all such conditions have been satisfied or waived (to the extent permitted hereunder) and (ii) in no event shall the Closing be required to occur prior to the first Business Day after the Applicable Time; or (b) such other time, location or date as Parent and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and (b) debts, liabilities, obligations and duties of the Company and Merger Sub will become the debts, liabilities, obligations and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Surviving Corporation Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Company (the “Charter”) as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto, and such amended and restated certificate of incorporation will be the certificate of incorporation of the Surviving Corporation until thereafter amended (subject to the provisions of Section 6.7(a)) in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Surviving Corporation Bylaws. The Parties shall take all actions necessary so that, at the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub’s name shall be automatically amended and shall become references to the Surviving Corporation’s name and Article IX of the Amended and Restated Bylaws of the Company (the “Bylaws”) shall be replicated therein, and such bylaws shall remain the bylaws of the Surviving Corporation until thereafter amended (subject to the provisions of Section 6.7(a)) in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6 Directors and Officers.

(a) Directors of the Surviving Corporation. The Parties shall take all actions necessary so that, at the Effective Time, the directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

(b) Officers of the Surviving Corporation. The Parties shall take all actions necessary so that, at the Effective Time, the officers of the Surviving Corporation will be the officers of the Company as of immediately prior to the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

2.7 Effect of Merger on Company Common Stock.

(a) Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer Parties, the Company or the holders of any of the following securities, the following will occur:

(i) each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will be cancelled and extinguished and will automatically be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount per share equal to $7.00, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and

(iii) each share of Company Common Stock that is (A) held by the Company as treasury stock or (B) owned by the Buyer Parties or any of the direct or indirect Subsidiaries of the Buyer Parties as of immediately prior to the Effective Time, including the Rollover Shares (each, an “Owned Company Share”), will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted equitably to reflect the effect of any stock split, reverse stock split, or dividend (including any dividend of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, or other similar change with respect to Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time to provide the holders of Company Common Stock, Company RSUs and Company Options the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.7(b) shall be construed to permit the Company to take any action that would otherwise be prohibited by the terms of this Agreement.

(c) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (other than the Owned Company Shares) and held by any Person (or beneficially owned by a “beneficial owner” of shares of Company Common Stock held either in a voting trust or by a nominee on behalf of the beneficial owner) who has neither voted in favor of the Merger nor consented thereto in writing and who is entitled to demand and has properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7. Holders or beneficial owners of Dissenting Company Shares will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL (it being understood and acknowledged that such Dissenting Company Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder or beneficial owner shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Company Shares to the extent afforded by Section 262 of the DGCL), except that all Dissenting Company Shares held or beneficially owned by any Person who shall have failed to perfect or who shall have effectively withdrawn, waived or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.9 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11).

(ii) The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares or otherwise asserting any dissenters’ rights or rights of appraisal in respect of Company Common Stock, and (B) the opportunity to participate in and direct all negotiations and Legal Proceedings, at Parent’s sole cost and expense, with respect to any demands for appraisal of Company Common Stock pursuant to the DGCL or otherwise. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.

2.8 Equity Awards.

(a) Treatment of Company RSUs. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company RSU, each award of Company RSUs outstanding immediately prior to the Effective Time shall fully vest, be cancelled, and convert into the right to receive a lump sum cash payment, without interest, equal to the product of (i) the Per Share Price multiplied by (ii) the number of shares of Company Common Stock subject to such award of Company RSUs (the “Company RSU Consideration”).

(b) Treatment of Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company Option, each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall fully vest, be cancelled, and convert into the right to receive a lump sum cash payment, without interest, equal to the product of (i) the excess, if any, of the Per Share Price over the applicable exercise price per share of Company Common Stock subject to such Company Option multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option (the “Company Option Consideration” and together with the Company RSU Consideration, the “Equity Award Consideration”); provided that any such Company Option with respect to which the exercise price subject thereto is equal to or greater than the Per Share Price shall be cancelled for no consideration.

(c) Payment Procedures. Parent shall cause the Surviving Corporation or its Subsidiaries, as applicable, to pay the aggregate Equity Award Consideration owed to all holders of Company RSUs and Company Options pursuant to Section 2.8(a) and Section 2.8(b), respectively, less such amounts as are required to be withheld or deducted under the Code or any other applicable provision of state, local or foreign Tax Law with respect to such payment, no later than the first regularly scheduled payroll date that is at least three Business Days following the Closing Date. Notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company RSU that, immediately prior to such cancellation, constitutes “nonqualified deferred compensation” subject to Section 409A of the Code shall be made in compliance with Section 409A of the Code, including on the applicable original settlement date for such Company RSU if required in order to comply with Section 409A of the Code. All amounts required to be paid to such holders of Company RSUs and Company Options pursuant to Section 2.8 shall be less any required withholding pursuant to Section 2.12 and other authorized deductions.

(d) Treatment of Company ESPP. The Company Board (or, if appropriate, the committee administering the Company ESPP) will take all actions reasonably necessary with respect to the Company ESPP to provide that (i) except for the offering periods under the Company ESPP in effect on the date hereof (the “Final Offering Periods”), no new offering period will commence following the date hereof unless and until this Agreement is terminated; (ii) from and after the date hereof, no new participants will be permitted to participate in the Company ESPP and participants will not be permitted to increase their payroll deductions or purchase elections from those in effect on date of this Agreement; and (iii) reasonable notice will be given to participants describing the treatment of the Company ESPP pursuant to this Section 2.8(d). Through the end of the Final Offering Period(s) the Company ESPP will be administrated in the ordinary course; provided, that, if the Effective Time occurs during one or more of the Final Offering Periods, (x) the final exercise date(s) under the Company ESPP shall be such date as the Company determines in its sole discretion (provided that such date shall be no later than the date that is five days prior to the Effective Time) (the “Final Exercise Date”), and (y) each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase whole shares of Company Common Stock in accordance with the terms of the Company ESPP as of the Final Exercise Date, which shares of Company Common Stock, to the extent outstanding immediately prior to the Effective Time, shall be cancelled at the Effective Time in exchange for the right to receive the Per Share Price in accordance with Section 2.7. As promptly as practicable following the purchase of shares of Company Common Stock in accordance with the foregoing clauses (i) or (ii), the Company shall return to each participant the funds, if any, that remain in such participant’s account after such purchase.

(e) Further Actions. The Company Board or any applicable committee thereof shall adopt resolutions approving, or take such other actions as may be reasonably necessary or required to effect, (i) the treatment of the Company RSUs and Company Options under Section 2.8(a) and Section 2.8(b), and (ii) effective as of the Effective Time (or in the case of the Company ESPP, the day immediately prior to the Effective Time but contingent on the occurrence of the Closing), the termination of the Company Equity Plans and the Company ESPP, subject to the payment of the Equity Award Consideration as provided in this Section 2.8 and the actions with respect to the Company ESPP contemplated by Section 2.8(d), and shall provide to Parent, prior to the Closing, reasonable evidence of the adoption of the resolutions and completion of such actions.

2.9 Exchange of Certificates and Book-Entry Shares.

(a) Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Exchange Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7 (other than Owned Company Shares or Dissenting Company Shares), an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or S&P Global Ratings, respectively, or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund, (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7 (including any Dissenting Company Shares losing their status as such), or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs. The Exchange Fund shall not be used for any purpose other than the payment to holders of Company Common Stock as contemplated by Section 2.7.

(c) Payment Procedures for Certificated Shares. Promptly following the Closing (and in any event within three Business Days following the Closing), Parent, Borrower and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares, as applicable) (the “Certificates”): (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates (or affidavit of loss in lieu thereof) to the Payment Agent); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Price payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates (or submission of an affidavit of loss in lieu thereof) for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or effective affidavit of loss in lieu thereof will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock formerly represented by such Certificate or effective affidavit of loss in lieu thereof, by (B) the Per Share Price (subject to Section 2.12), and the Certificates so surrendered (or shares of Company Common Stock represented by an effective affidavit of loss submitted in lieu thereof) will forthwith be cancelled. The Payment Agent will accept such Certificates upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates (or an effective affidavit of loss in lieu thereof) on the Per Share Price payable upon the surrender of such Certificates (or an effective affidavit of loss in lieu thereof) pursuant to this Section 2.9(c). Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price without interest thereon, payable in respect thereof pursuant to Section 2.7.

(d) Payment Procedures for Uncertificated Shares. Notwithstanding anything to the contrary set forth in this Agreement, no holder of shares of Company Common Stock which are uncertificated and evidenced by way of book-entry in the register of the Company Stockholders immediately prior to the Effective Time (other than Dissenting Company Shares and Owned Company Shares, as applicable) (the “Uncertificated Shares”) will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7. Promptly following the Closing (and in any event within three Business Days following the Closing), Parent, Borrower and the Surviving Corporation will cause the Payment Agent to pay and deliver to the holders of such Uncertificated Shares an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock represented by such holder’s Uncertificated Shares; by (ii) the Per Share Price (subject to Section 2.12), and the Uncertificated Shares so surrendered will be cancelled. No interest will be paid or accrued for the benefit of holders of Uncertificated Shares on the Per Share Price payable pursuant to this Agreement.

(e) DTC Payment. Prior to the Closing, Parent, Borrower and the Company will cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time, multiplied by (B) the Per Share Price (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.

(f) Transfers of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered in the stock transfer books or ledger of the Company, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or such Certificate or Uncertificated Share shall otherwise be in proper form for surrender and transfer, and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, but subject to applicable Law, none of the Payment Agent, Parent, Borrower the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock, for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed on the date that is one year after the Closing Date will be delivered to Parent (as directed by Parent) upon demand, and any holders of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Share Price, without interest thereon, payable in respect of the shares of Company Common Stock represented by such Certificates solely to Parent and Borrower (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price, to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates at such time as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of Parent or the Surviving Corporation (as may be directed by Parent), free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10 No Further Ownership Rights in Company Common Stock. From and after the Effective Time (a) all shares of Company Common Stock will no longer be outstanding and will automatically be converted or cancelled, as applicable, in accordance with Section 2.7 and cease to exist, and (b) each holder of Certificates or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price, payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. Notwithstanding anything to the contrary in Section 2.9, in the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7 and Section 2.12. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable and customary amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation, including their respective Affiliates and agents (without duplication), will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Laws; provided, that, except in the case of withholding on amounts that constitute compensation under applicable Laws or a failure to deliver the certificate contemplated by Section 6.17, before making any such deduction or withholding, the applicable withholding agent shall use commercially reasonable efforts to give the Person to whom such amounts would otherwise be payable at least five days’ prior written notice of such anticipated deduction or withholding (together with any legal basis thereof) and reasonably consult and cooperate with such Person in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld; provided, further, that the Parties agree that the consideration payable or otherwise deliverable pursuant to this Agreement shall not be subject to withholding under Section 1445 of the Code or the Treasury Regulations promulgated thereunder so long as the certificate contemplated by Section 6.17 is delivered to Parent prior to Closing, except to the extent required pursuant to a change in applicable Law after the date of this Agreement. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13 No Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.14 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or Merger Sub, then the directors and officers of the Surviving Corporation will take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, pursuant to the Exchange Act on or after January 1, 2023, and no later than one Business Day prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”), or (b) subject to the terms of Section 9.14, as set forth in the disclosure letter delivered by the Company to the Buyer Parties immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to the Buyer Parties as follows:

3.1 Organization; Good Standing.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Bylaws, each as amended to the date of this Agreement.

(b) Borrower is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

3.2 Corporate Power; Enforceability.

(a) The Company has the requisite corporate power and authority to (i) execute and deliver this Agreement, (ii) perform its obligations hereunder, and (iii) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation of the Merger have been duly authorized and approved by the Company Board, and except for obtaining the Requisite Stockholder Approval and filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate actions on the part of the Company are necessary to authorize (x) the execution and delivery of this Agreement by the Company, (y) the performance by the Company of its obligations hereunder, or (z) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Buyer Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (clauses (A) and (B), collectively, the “Enforceability Limitations”).

(b) Borrower has the requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery of this Agreement by Borrower and the performance by Borrower of its obligations hereunder have been duly authorized and approved by the board of directors of Borrower, and no additional corporate actions on the part of Borrower are necessary to authorize (x) the execution and delivery of this Agreement by Borrower or (y) the performance by Borrower of its obligations hereunder. This Agreement has been duly executed and delivered by Borrower and, assuming the due authorization, execution and delivery by the Buyer Parties, constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, subject to the Enforceability Limitations.

3.3 Special Committee and Company Board Approval; Anti-Takeover Laws.

(a) The Special Committee has unanimously (i) determined that the terms of this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Unaffiliated Company Stockholders and (ii) made the Special Committee Recommendation. Except as permitted by Section 5.3, none of the foregoing has been withdrawn, rescinded or modified in any way.

(b) The Company Board has, acting upon the Special Committee Recommendation at a meeting attended by each member of the Company Board other than the Recused Directors, by unanimous vote of all directors in attendance, (i) determined that the terms of this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company Stockholders (in their capacity as such), (ii) determined that it is in the best interests of the Company Stockholders (in their capacity as such), and declared it advisable, to enter into this Agreement and the other Transaction Documents to which the Company is a party, (iii) approved the execution and delivery by the Company of this Agreement and the other

Transaction Documents to which the Company is a party, the performance by the Company of its covenants and other obligations hereunder and thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein, (iv) recommended that the Company Stockholders adopt this Agreement in accordance with the DGCL, upon the terms and subject to the conditions of this Agreement (the recommendation described in clause (iv), the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date of this Agreement, and (v) directed that this Agreement be submitted to the Company Stockholders for their adoption upon the terms and subject to the conditions of this Agreement.

(c) Anti-Takeover Laws. The restrictions on business combinations set forth in Section 203 of the DGCL are inapplicable to the Merger and, assuming that the representations of the Buyer Parties set forth in Section 4.6 and Section 4.10 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in any applicable “anti-takeover” Law will not be applicable to the Merger.

3.4 Requisite Stockholder Approval. Except for the affirmative vote or written consent of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL to adopt this Agreement (collectively, the “Requisite Stockholder Approval”), no other vote of the holders of any class or series of Company Common Stock is necessary pursuant to applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger. Assuming that the representations of the Buyer Parties set forth in Section 4.6 are true and correct, the effectiveness of the Written Consent will satisfy the Requisite Stockholder Approval.

3.5 Non-Contravention. Assuming that the representations of the Buyer Parties set forth in Section 4.6 and Section 4.10 are true and correct, the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the organizational documents of the Company or any of its Subsidiaries, (b) subject to the receipt of the Consents set forth in Section 3.5 of the Company Disclosure Letter, violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract, (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company Group or by which any of its properties or assets are bound, or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company Group, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company, (b) the performance by the Company of its covenants and obligations pursuant to this Agreement, or (c) the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business, (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Information Statement and Schedule 13E-3 with the SEC and compliance with any applicable requirements of the Exchange Act, (iii) compliance with any applicable requirements of the HSR Act, other Antitrust Laws and FDI Laws, and (iv) such other Consents the failure of which to obtain have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock. As of 5:00 p.m. Eastern Time on February 13, 2026 (such time and date, the “Capitalization Date”), (A) 328,479,065 shares of Company Common Stock were issued and outstanding, (B) 6,172,921 shares of Company Common Stock were held by the Company in treasury and (C) no shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) Stock Reservation. As of the Capitalization Date, there were outstanding the following (collectively, the “Company Equity Awards”): (i) Company Options to acquire 9,773,355 shares of Company Common Stock having a weighted average exercise price of $6.81 per share and (ii) Company RSUs in respect of 5,325,948 shares of Company Common Stock. The Company has provided to Parent a current, correct and complete list of, as of the Capitalization Date, and with respect to each outstanding Company Equity Award: (i) the name or employee number of the holder thereof, (ii) the grant or issuance date, (iii) the number of shares of Company Common Stock underlying each such outstanding award, (iv) the applicable vesting schedule, (v) the per share exercise price of each Company Option and (vi) the Company Equity Plan under which the award is granted. As of the Capitalization Date, the Company has reserved 7,575,075 shares of Company Common Stock for issuance under the Company ESPP.

(c) Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company, (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for such shares of capital stock of, or other equity or voting interest in, the Company, and (iv) no obligations of the Company to grant, extend or enter into any such option, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest in, the Company (the items in clauses (i), (ii), (iii) and (iv), collectively with the Company Common Stock, the “Company Securities”), (v) other than the Support Agreement, no voting trusts, proxies or similar Contracts to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company, (vi) except as provided in the Charter or the Bylaws, and other than the Support Agreement, no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound, and (vii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect.

3.8 Subsidiaries.

(a) Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company as of the date hereof. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), and (ii) has the requisite corporate (or similar) power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be so organized, validly existing and in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable, and (ii) is owned, directly or indirectly, by the Company, free and clear of all liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement.

3.9 Company SEC Reports; Company Information.

(a) From January 1, 2023 to the date of this Agreement, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date (or if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.

(b) The information supplied or to be supplied by the Company for inclusion in the Information Statement and Schedule 13E-3 (excluding any information supplied by Parent, Merger Sub or the Principal Stockholders for inclusion in the Information Statement or Schedule 13E-3) will not, at the time the Information Statement and Schedule 13E-3 is first disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.10 Company Financial Statements; Internal Controls.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q), and (ii) fairly present, in all material respects, the consolidated financial position of the Company Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of any financial statements filed on Form 10-Q, to normal year-end adjustments and to any other adjustment described therein).

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(c) Internal Controls. The Company has established and maintains a system of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company Group are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group that could have a material effect on the financial statements. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any “significant deficiency” or “material weakness” (in each case as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board as in effect on the date of this Agreement) in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group.

3.11 No Undisclosed Liabilities. The Company Group has no liabilities of a type that would be required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the consolidated financial statements of the Company Group (including the notes thereto) as of September 30, 2025 (the “Balance Sheet Date”) included in the Company SEC Reports filed prior to the date of this Agreement, (b) arising pursuant to this Agreement or incurred in connection with the transactions contemplated by this Agreement (including the Merger), including expenses related thereto, (c) incurred in the ordinary course of business since the Balance Sheet Date, (d) for performance of obligations under Contracts binding upon any member of the Company Group (other than resulting from a breach thereof), or (e) that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12 Absence of Certain Changes. (a) From the Balance Sheet Date through the date of this Agreement, except as contemplated by this Agreement or in connection with the transactions contemplated hereby, the business of the Company Group has been conducted, in all material aspects, in the ordinary course of business, and (b) since the Balance Sheet Date there has not occurred a Company Material Adverse Effect.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as of the date of this Agreement, to or by which the Company Group is a party or is bound, and a copy of each such Material Contract as of the date of this Agreement has been made available to Parent.

(b) Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid, binding and enforceable on the Company or each such Subsidiary of the Company that is a party thereto and is in full force and effect, subject to the Enforceability Limitations and except where the failure to be valid and binding and in full force and effect has not had, and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company, each of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except where the failure to fully perform has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company Group, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.14 Real Property.

(a) Owned Real Property. Section 3.14(a) of the Company Disclosure Letter contains a true, correct and complete list, in all material respects, as of the date of this Agreement, of the street address of each parcel of real property owned by the Company Group (the “Owned Real Property”). The Company or one of its Subsidiaries has good and marketable title to the Owned Real Property, free and clear of all liens other than Permitted Liens, except to the extent that the failure to have such good and marketable title would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company Group (x) uses or occupies, or has the right to use or occupy, now or in the future, any real property and (y) expended more than $550,000 in the calendar year ended December 31, 2025 (such property, the “Leased Real Property,” and each such lease, sublease, license or other similar agreement, a “Lease”). The Company has made available to Parent true, correct and complete (in all material respects) copies of all Leases. With respect to each Lease and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially and adversely affect the current use by the Company or its Subsidiaries of the Leased Real Property, (i) each Lease (other than any Lease that has expired in accordance with its terms) is valid and binding on the Company or each such Subsidiary of the Company that is a party thereto and is in full force and effect, (ii) to the Knowledge of the Company, there are no disputes with respect to such Lease, (iii) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Lease or any interest therein, and (iv) the Company or one of its Subsidiaries has valid leasehold interests in the Leased Real Property and there are no liens (other than Permitted Liens) on the estate or interest created by such Lease.

(c) Condemnation. There are no pending or, to the Knowledge of the Company, threatened appropriation, condemnation, eminent domain or like proceedings relating to the Owned Real Property or, to Knowledge of the Company, the Leased Real Property, except, in either case, to the extent such proceedings would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth each issued patent and patent application, trademark and service mark registration and application, copyright registration and application, and domain name registration, in each case, owned by a member of the Company Group as of the date of this Agreement. The Intellectual Property set forth on Section 3.15(a) of the Company Disclosure Letter is subsisting, and has not been adjudged invalid or unenforceable by any court of competent jurisdiction.

(b) Except as would not have a Company Material Adverse Effect, the Company Group exclusively owns, free and clear of all liens (except for Permitted Liens), or has a valid right to use all Intellectual Property used in connection with the operation of the business of the Company Group as currently conducted. Except as would not have a Company Material Adverse Effect, each Person who has contributed to the development of Intellectual Property for the Company Group that is intended to be owned by the Company Group has assigned ownership of such Intellectual Property to a member of the Company Group, except where ownership thereof vests in a member of the Company Group by operation of Law.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the operation of the business of the Company Group as currently conducted does not, to the Knowledge of the Company, infringe, misappropriate, or otherwise violate the Intellectual Property of any third Person, (ii) no Legal Proceeding is currently pending against the Company Group alleging that the operation of the business of the Company Group infringes, misappropriates, or otherwise violates the Intellectual Property of any third Person, and (iii) since January 1, 2023, no member of the Company Group has (A) received written notice from any third Person alleging that the operation of the business of the Company Group infringes, misappropriates, or otherwise violates the Intellectual Property of any third Person, or (B) sent to any third Person written notice claiming that such third Person is infringing, misappropriating, or otherwise violating any Intellectual Property owned by a member of the Company Group.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Group takes commercially reasonable steps to protect the confidentiality of its trade secrets and other material confidential information.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company Group has implemented and maintains commercially reasonable measures designed to provide monitoring and alerting of material operational problems or issues with the Company IT Systems in the possession or operational control of the Company Group, and (ii) the Company IT Systems have not experienced any outage or disruption since January 1, 2023.

3.16 Data Security and Privacy. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, the Company Group (i) has been in compliance with all Privacy Laws, and (ii) takes commercially reasonable steps designed to protect the integrity and security of its Personal Information against unauthorized use, access, disclosure, theft and modification (a “Security Incident”). To the Knowledge of the Company, since January 1, 2023, the Company Group has not (1) experienced any Security Incidents or (2) been involved in any Legal Proceedings related to any violation of any Privacy Laws by the Company Group or any Security Incidents, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.17 Tax Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and each of its Subsidiaries has (i) duly filed (or caused to be filed) with the appropriate Governmental Authorities all Tax Returns required to be filed by it prior to the date hereof; and (ii) paid in full all Taxes required to be paid by it, except for those being contested in good faith and for which adequate reserves have been made;

(b) there are no outstanding waivers or extensions regarding the application of the statute of limitations with respect to the assessment or collection of any Taxes or the filing of any Tax Returns of the Company or any of its Subsidiaries that has not since expired;

(c) no deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (or has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn and no audits, disputes, investigations, claims, examinations or other proceedings with respect to Taxes of the Company or any of its Subsidiaries are pending (or have been threatened or proposed in writing);

(d) neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2);

(e) neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation, indemnification or other similar agreement or obligation, other than any such agreement or obligation solely between and among members of the Company Group, or any customary commercial Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any liability for the Taxes of any Person other than the Company Group pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) or as a transferee or successor;

(f) there are no liens (other than Permitted Liens) for Taxes on any asset of the Company or any of its Subsidiaries; and

(g) neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355(a)(1)(A) of the Code in the two years prior to the date of this Agreement.

3.18 Employee Plans.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans, other than any employment offer letter or individual independent contractor or consultant agreement that is terminable upon no more than 30 days’ notice without further liability (or such other period provided by applicable Law) and which does not provide any retention, change in control, severance payments or other similar payments or benefits. For purposes of this Agreement, “Employee Plan” shall mean (collectively) (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) all other employment, individual consulting, bonus, stock option, stock purchase or other equity-based, post-employment welfare benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, pension, change in control compensation, fringe, welfare or other benefit plans, programs, agreements, contracts, policies or binding arrangements (whether or not in writing), in each case (i) that are sponsored, maintained or contributed to (or required to be contributed to) by any member of the Company Group, (ii) under which any current or former director, officer, employee, consultant or independent contractor (or any dependent or beneficiary thereof) of the Company Group has any present or future right to compensation or benefits from a member of the Company Group or (iii) with respect to which any member of the Company Group has any direct or indirect liability, whether contingent or otherwise, excluding (x) any plan that is required by applicable Law or sponsored or maintained by a Governmental Authority, or (y) any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA (“Multiemployer Plan”). With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of, if applicable, (A) the most recent annual report on Form 5500 required to have been filed with the IRS for such Employee Plan, including all schedules thereto, (B) the most recent determination or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code, and (C) the plan and trust documents (and all amendments thereto) and the most recent summary plan descriptions (and all summaries of material modifications).

(b) No member of the Company Group nor any other corporation or trade or business (whether or not incorporated) that would at any relevant time be treated as a single employer with the Company Group pursuant to Section 414 of the Code has, in the last six years, maintained, sponsored contributed to, had any liability in respect of, or has been required to contribute to or currently maintains, sponsors or participates in, contributes to or is required to contribute to or has any liability in respect of: (i) a Multiemployer Plan; (ii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); (iii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), including by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Employee Plan has been established, maintained, funded and administered, in form and operation, in accordance with its terms and in all material respects with all applicable Law, including the applicable provisions of ERISA, the Code (including Section 409A of the Code) and any applicable regulatory guidance issued by any Governmental Authority, (ii) all required contributions, premiums and other payments relating to the Employee Plans have been timely and accurately made, (iii) there are no claims, disputes or Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to or against any Employee Plan, other than routine claims for benefits, and (iv) no Employee Plan provides, and no member of the Company Group has any obligation to provide for post-employment, post-ownership, post-service or retiree life insurance, health or other welfare benefits to any person, except (x) as may be required by Section 4980B of the Code or any similar state law, (y) under an employment agreement or severance agreement, plan or policy providing that a member of the Company Group will pay or subsidize COBRA premiums or other post-employment welfare benefits for a terminated employee or the employee’s beneficiaries following such employee’s termination, or (z) through the end of the month in which a termination of employment occurs.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect such Employee Plan’s qualified status.

(e) Except as provided in Section 2.8 or expressly provided in this Agreement, none of the execution and delivery of this Agreement or the consummation of the Merger may, either alone or in conjunction with any other event, (i) result in, or accelerate the time of payment, funding or vesting of, any material compensatory payment (including any forgiveness of Indebtedness, severance, change in control, stay or retention bonus or otherwise) or benefit become due under any Employee Plan or otherwise, (ii) materially increase any compensation or benefits otherwise payable under any Employee Plan or otherwise, or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits under any Employee Plan.

(f) No payment or benefit payable in connection with the consummation of the Merger (either alone or in connection with any other event) could reasonably be characterized as a parachute payment within the meaning of Section 280G of the Code. No outstanding Company Option is intended to qualify as an “incentive stock option” under Section 422 of the Code.

3.19 Labor Matters.

(a) Union Activities. As of the date of this Agreement, (i) the Company Group is not a party to any collective bargaining agreement, labor union contract or trade union agreement or other Contract between a member of the Company Group and any labor union, works council or other labor organization (each, a “Collective Bargaining Agreement”), (ii) no Collective Bargaining Agreement is being negotiated by the Company Group and (iii) there is no material unfair labor practice charge, material labor grievance, material labor arbitration, material concerted work stoppage or strike, or other material labor dispute against the Company Group pending or, to the Knowledge of the Company, threatened in writing.

(b) Wage and Hour and Legal Compliance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Group has, since January 1, 2023, complied in all material respects with applicable Laws with respect to labor and employment (including applicable Laws regarding the payment of wages, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), discrimination, harassment and retaliation, whistleblowing, disability rights or benefits, equal opportunity, pay transparency, plant closures and layoffs (including the WARN), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action, unemployment insurance, employee health and safety and collective bargaining).

(c) Sexual Harassment. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Group has not received any complaint of sexual harassment or other sexual misconduct against any director or officer of the Company Group since January 1, 2023.

3.20 Permits. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Group holds, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders, accreditations, registrations, certifications, qualifications, exemptions and approvals from Governmental Authorities that are required for the operation of the business of the Company Group as currently conducted (“Permits”). The Company Group complies with the terms of all Permits, and no termination, suspension, modification, revocation or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.21 Compliance with Laws. The Company and each of its Subsidiaries is, and since January 1, 2023, has been, in compliance with all applicable Laws, except where the failure to be, or to have been, in compliance with such Laws, (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) would not prevent or materially impair the ability of the Company to consummate the Merger.

3.22 Anti-Corruption. In the past five years, no member of the Company Group, nor to the Knowledge of the Company, any director, officer or employee acting on behalf of any member of the Company Group, has directly or indirectly violated any Anti-Corruption Laws.

3.23 Environmental Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company Group is, and since January 1, 2023, has been, in compliance with all applicable Environmental Laws and has obtained and is in compliance with all Environmental Permits, (ii) there are no written claims or notices of violation pending or, to the Knowledge of the Company, threatened against the Company Group alleging violations of or liability under any Environmental Law which remain unresolved, and (iii) to the Knowledge of the Company, the Company Group has not Released any Hazardous Substance at any real property or site in violation of any applicable Environmental Law. The Company has delivered or otherwise made available for inspection complete and correct copies of material studies, audits, assessments, memoranda and investigations regarding compliance with applicable Environmental Laws that are in the possession of the Company Group.

3.24 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company Group or, as of the date of this Agreement, against any present or former officer or director of the Company Group in such individual’s capacity as such, except (a) as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) as would not prevent or materially impair the ability of the Company to consummate the Merger or to perform in all material respects its covenants and obligations pursuant to this Agreement.

(b) No Orders. None of the Company Group is subject to any Order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of the Company to perform in all material respects its covenants and obligations pursuant to this Agreement.

3.25 Insurance. The Company Group has insurance policies covering the Company Group and its employees, properties and assets. As of the date hereof, all such insurance policies are in full force and effect, and no written notice of cancellation has been received with respect to any such insurance policy, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.26 Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts or transactions between the Company Group, on the one hand, and any Affiliate thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act that have not been so disclosed.

3.27 Brokers. Except for BofA Securities, Inc. and Centerview Partners LLC (each, a “Committee Financial Advisor”, and collectively, the “Committee Financial Advisors”), there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by, or is authorized to act on behalf of, the Company Group who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

3.28 Fairness Opinion. The Special Committee has received (i) the written opinion of Centerview Partners LLC to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview Partners LLC in preparing its opinion, the Per Share Price to be paid to holders of Company Common Stock (other than Owned Company Shares (which, for the avoidance of doubt, includes the Rollover Shares), Dissenting Company Shares and any shares of Company Common Stock held by any affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders, and (ii) the written opinion of BofA Securities, Inc. substantially to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, qualification, assumptions and other matters set forth therein, the Per Share Price to be received in the Merger by the Company Stockholders (other than holders of Owned Company Shares and Dissenting Company Shares) is fair, from a financial point of view, to such holders.

3.29 Company Credit Agreement.

(a) A true, correct and complete copy of the Company Credit Agreement (including all annexes, exhibits, schedules and other attachments thereto) has been made available to Parent.

(b) (i) The incurrence of the Debt Financing contemplated by the Debt Commitment Letter (as in effect on the date of this Agreement) and the distribution of the proceeds of the Debt Financing by the Borrower to permit Parent to make the payments and deposits contemplated by this Agreement constitutes a Limited Condition Transaction (as defined in the Company Credit Agreement) and (ii) as of the date of this Agreement, the Borrower has made an LCT Election (as defined in the Company Credit Agreement) designating the date of this Agreement as the relevant date for purposes of testing the permissibility of such transactions (such transactions, the “Specified Transactions”) under the Company Credit Agreement (including for purposes of determining whether the conditions set forth in Section 2.16(f) of the Company Credit Agreement are satisfied) and has not revoked, withdrawn, terminated or otherwise modified such LCT Election.

(c) As of the date of this Agreement, (i) the most recent Test Period (as defined in the Company Credit Agreement) ended prior to the date of this Agreement is the Test Period ended September 30, 2025 and (ii) the Company has provided Parent with a true and correct calculation of the First Lien Net Leverage Ratio (as defined in the Company Credit Agreement) as of September 30, 2025, prepared in accordance with the Company Credit Agreement.

(d) As of the date of this Agreement, (i) no Event of Default (as defined in the Company Credit Agreement) has occurred and is continuing and (ii) the representations and warranties in the Loan Documents (as defined in the Company Credit Agreement) are true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representations and warranties are true and correct in all respects).

(e) As of the Closing Date, no Specified Event of Default (as defined in the Company Credit Agreement) has occurred and is continuing.

(f) No portion of the amount set forth in clause (a) of the definition of “Available Amount” in the Company Credit Agreement or the amount set forth in Section 7.06(o)(i) of the Company Credit Agreement has been utilized to permit a Restricted Payment or any other applicable transaction under the Company Credit Agreement, such that capacity under such “baskets” remains fully available.

3.30 Exclusivity of Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or made by the Buyer Parties or Principal Stockholders to the Company in any other Transaction Document: (i) none of the Buyer Parties (or any other Person) makes, has made, or shall be deemed to have made, any representation or warranty, express or implied, at law or in equity, relating to any of the Buyer Parties or their businesses, operations or otherwise in connection with this Agreement or the Merger; (ii) no Person has been authorized by the Buyer Parties or any of their Affiliates or Representatives to make any representation or warranty, express or implied, at law or in equity, relating to the Buyer Parties or any of their businesses or operations or otherwise in connection with this Agreement or the Merger and if made, such representation or warranty must not be relied upon by the Company or its Subsidiaries or any of their respective Affiliates or Representatives (or any other Person) as having been authorized by the Buyer Parties or any of their Affiliates or Representatives (or any other Person); and (iii) the representations and warranties made by the Buyer Parties in this Agreement and the other Transaction Documents are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims reliance on any other or implied representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

Except as set forth in the disclosure letter delivered by the Buyer Parties immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), the Buyer Parties each hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Merger Sub. Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of the Buyer Parties, in effect as of the date hereof and immediately prior to the Rollover, each as amended as of immediately prior to the Rollover. No Buyer Party is in violation of its certificate of incorporation, bylaws or other similar organizational documents.

4.2 Power; Enforceability. Each Buyer Party has the requisite power and authority to (a) execute and deliver this Agreement and all of the documents and agreements contemplated hereby; (b) perform its covenants and obligations hereunder; and (c) subject to the effectiveness of the Merger Sub Stockholder Approval (which, by its terms, will be effective immediately following the execution of this Agreement by Merger Sub), consummate the Merger. The execution and delivery of this Agreement by the Buyer Parties, the performance by each Buyer Party of its respective covenants and obligations hereunder and, subject to the effectiveness of the Merger Sub Stockholder Approval, the consummation of the Merger have been duly authorized and approved by all necessary actions on the part of each Buyer Party and no additional actions on the part of any Buyer Party are necessary to authorize (i) the execution and delivery of this Agreement by each Buyer Party; (ii) the performance by each Buyer Party of its respective covenants and obligations hereunder; or (iii) the consummation of the Merger except for the effectiveness of the Merger Sub Stockholder Approval. This Agreement has been duly executed and delivered by each Buyer Party and, assuming the due authorization and execution by the Company, constitutes a legal, valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms, subject to the Enforceability Limitations.

4.3 Non-Contravention. The execution and delivery of this Agreement by each Buyer Party, the performance by each Buyer Party of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the organizational documents of the Buyer Parties; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract to which any Buyer Party is a party or by which the Buyer Parties or any of their properties or assets may be bound; (c) assuming the Consents referred to in Section 4.4 have been obtained, violate or conflict with any Law applicable to the Buyer Parties or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Buyer Parties, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.4 Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of the Buyer Parties or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each Buyer Party; (b) the performance by each Buyer Party of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of Parent or any of its Affiliates, threatened against the Buyer Parties that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) No Orders. No Buyer Party is subject to any Order of any kind or nature that would reasonably be expected to prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6 Ownership of Company Securities. Except for the Company Securities owned by the Principal Stockholders as listed on Section 4.6 of the Parent Disclosure Letter, none of Parent, Merger Sub or their respective Affiliates (including the Principal Stockholders) beneficially owns, directly or indirectly, any Company Securities or has any rights to acquire, directly or indirectly, any Company Securities, in each case other than as a result of the Agreement and the Rollover

Agreements. As of the date hereof and as of immediately prior to the consummation of the Rollover, the Principal Stockholders are the sole record and beneficial owners of all of the Company Securities set forth on Section 4.6 of the Parent Disclosure Letter, free and clear of any and all liens and free of any other limitation or restriction (other than pursuant to the Support Agreement), and have, and will have at all times prior to the consummation of the Rollover, the sole right to vote and direct the vote of (including by duly executing and delivering the Written Consent), and to dispose of and direct the disposition of, such Company Securities.

4.7 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Buyer Parties or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission payable by the Company or its Subsidiaries in connection with the Merger.

4.8 Operations of the Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations, other than in connection with its formation or the transactions contemplated by this Agreement. Parent owns beneficially and of record all of the outstanding capital stock of, and other equity and voting interest in, Merger Sub free and clear of all liens and other encumbrances.

4.9 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.

4.10 Stockholder and Management Arrangements. As of the date of this Agreement, and other than with respect to the Principal Stockholder Rollover Agreements and the Support Agreement, none of the Buyer Parties, any Guarantor or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder (other than any Principal Stockholder), director, officer, employee or other Affiliate of the Company Group (a) pursuant to which any (i) such stockholder would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) such stockholder has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company Group has agreed to provide, directly or indirectly, equity investment to the Buyer Parties or the Company to finance any portion of the Merger; or (b) relating to (i) this Agreement or the Merger; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing (collectively, the “Potential Arrangements”).

4.11 Guarantee. Concurrently with the execution of this Agreement, each Guarantor has delivered to the Company a true, correct and complete copy of the duly executed Guarantee. The Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of each Guarantor, enforceable against each Guarantor in accordance with its terms, subject to the Enforceability Limitations. There is no default or breach under the Guarantee by any Guarantor, and no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of the any Guarantor pursuant to the Guarantee.

4.12 Financing.

(a) Debt Commitment Letter. Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the fully executed debt commitment letter, dated as of the date of this Agreement, from the Financing Sources party thereto (together with all annexes, exhibits, schedules and other attachments thereto and as amended or modified from time to time in accordance with its terms and to the extent permitted by Section 6.15, the “Debt Commitment Letter”) and each fully executed fee letter (as amended or modified from time to time in accordance with its terms and to the extent permitted by Section 6.15, the “Debt Fee Letters”) entered into by Parent or any of its Affiliates in connection therewith (such Debt Commitment Letter and each such Debt Fee Letter, collectively, the “Debt Financing Commitment”), pursuant to which the Financing Sources party thereto have committed, on the terms and subject to the conditions set forth therein, to provide the Company with debt financing following the consummation of the Merger in the amounts specified therein for the purposes specified therein (such financing, the “Debt Financing”).

(b) Validity; No Amendments. As of the date of this Agreement, the Debt Financing Commitment is in full force and effect and constitutes a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each of the other parties party thereto, and is enforceable against Parent and, to the Knowledge of Parent, each of the other parties party thereto in accordance with its terms, in each case, subject only to the Enforceability Limitations. As of the date of this Agreement, (i) the Debt Financing Commitment and the terms thereof have not been amended, supplemented, modified or terminated in any respect, (ii) to the Knowledge of Parent, no such amendment, supplement, modification or termination is contemplated other than an amendment, supplement or modification permitted by Section 6.15, (iii) the commitments under the Debt Financing Commitment have not been withdrawn, terminated, replaced or rescinded in any respect, (iv) assuming (x) the accuracy of the representations and warranties set forth in Article III hereof and (y) the performance of the Company and its Affiliates of their respective obligations under this Agreement, no event has occurred that, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to the Knowledge of Parent, any other party under the Debt Financing Commitment and (v) Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. Other than the Debt Financing Commitment and the Company Credit Agreement, there are no Contracts to which any Buyer Party or any of its Affiliates is party relating to the Debt Financing that would permit or result in, or reasonably be expected to permit or result in, a Prohibited Modification.

(c) Sufficiency of Financing. As of the date of this Agreement, assuming (x) the accuracy of the representations and warranties set forth in Article III hereof, (y) the performance of the Company and its Affiliates of their respective obligations under this Agreement and (z) that the Debt Financing is funded in accordance with the Debt Financing Commitment, the proceeds of the Debt Financing (both before and after giving effect to the exercise of any or all applicable “market flex” provisions) will provide funds sufficient in amount for the Buyer Parties to (i) make (or cause to be made) the payment of all amounts required to be paid pursuant to Article II in connection with consummation of the Merger, including, without limitation, the Per Share Price required to be paid pursuant to Section 2.7 and all Equity Award Consideration required to be paid pursuant to Section 2.8; and (ii) pay all fees and expenses required to be paid at or in connection with the Closing by the Buyer Parties in connection with the transactions contemplated hereby and the Debt Financing (the amount sufficient to finance the payments described in clauses (i) and (ii), the “Required Amount”).

(d) Conditions. As of the date of this Agreement, there are no conditions precedent to the obligation of the Financing Sources party to the Debt Commitment Letter to fund the Debt Financing on the Closing Date other than as expressly set forth in the Debt Financing Commitment. As of the date of this Agreement, assuming (x) the accuracy of the representations and warranties set forth in Article III hereof and (y) the performance of the Company and its Affiliates of their respective obligations under this Agreement, no event has occurred and no circumstance exists that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (i) result in any of the conditions precedent to the obligation of the Financing Sources party to the Debt Commitment Letter to fund the Debt Financing to be satisfied by Parent and the satisfaction of which is within the control of Parent not being satisfied, or (ii) otherwise result in any portion of the Debt Financing not being available at the Closing in accordance with the terms of the Debt Financing Commitment. As of the date of this Agreement, no Financing Source party to the Debt Commitment Letter has notified the Buyer Parties of its intention to terminate any of the commitments under the Debt Financing Commitment or not to provide all or any portion of the Debt Financing when and as contemplated by the Debt Financing Commitment. As of the date of this Agreement, assuming (x) the accuracy of the representations and warranties set forth in Article III hereof and (y) the performance of the Company and its Affiliates of their respective obligations under this Agreement, the Buyer Parties do not have any reason to believe that (x) Parent will be unable to satisfy on a timely basis any condition precedent to the obligation of the Financing Sources party to the Debt Commitment Letter to fund the Debt Financing to be satisfied by Parent and the satisfaction of which is within the control of Parent, (y) any condition precedent to the obligation of the Financing Sources party to the Debt Commitment Letter to fund the Debt Financing will not be satisfied at or prior to the Closing, or (z) the full amount of the Debt Financing contemplated to be funded on the Closing Date will not be made available to Parent at or prior to the Closing upon satisfaction of the conditions precedent to the obligation of the Financing Sources party to the Debt Commitment Letter to fund the Debt Financing.

(e) Financing Not a Condition. The Buyer Parties acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing and notwithstanding anything to the contrary set forth in this Agreement, but subject in all respects to Section 9.10, the Buyer Parties’ obligations hereunder are not conditioned in any manner upon Parent obtaining the Debt Financing, or any other financing.

4.13 Solvency. Assuming (x) the accuracy of the representations and warranties set forth in Article III, (y) the performance of the Company and its Affiliates of their respective obligations under this Agreement, and (z) the conditions set forth in Section 7.2 have been satisfied, then as of the Effective Time and immediately after giving effect to the Merger (including the funding of the full amount of the Debt Financing and the payment of all amounts due and payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith): (a) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries, on a consolidated basis, will exceed (i) the value of all liabilities of the Surviving Corporation and its Subsidiaries, on a consolidated basis, including a reasonable estimate of contingent and other liabilities, and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries, on a consolidated basis, on its existing debts (including a reasonable estimate of contingent liabilities) as such debts become absolute and matured; (b) the Surviving Corporation and its Subsidiaries, on a consolidated basis, will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) the Surviving Corporation and its Subsidiaries, on a consolidated basis, will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.14 Provision of Information. The information supplied or to be supplied by the Buyer Parties and the Principal Stockholders for inclusion in the Information Statement and Schedule 13E-3 will not, at the time the Information Statement and Schedule 13E-3 is first disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.15 No Other Interests. Neither the Buyer Parties nor any of their respective “associates” or “affiliates” (each as defined in 16 C.F.R. § 801.1(d)) hold 5% or more of the voting securities or non-corporate interests (as “hold,” “voting securities” and “noncorporate interest” are defined under 16 C.F.R. § 801) of any Person that competes with the Company to the extent that any such holdings, individually or in the aggregate, could prevent, impede or delay the expiration or termination of any waiting period under the HSR Act.

4.16 National Security Matters. None of Parent, Merger Sub or any Guarantor is a “foreign person” within the meaning of 31 C.F.R. § 800.224, and the transactions contemplated by this Agreement are accordingly not “covered transactions” within the meaning of 31 C.F.R. § 800.213.

4.17 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i) neither the Company nor any of its Subsidiaries (or any other Person) makes, has made, or shall be deemed to have made, any representation or warranty, express or implied, at law or in equity, relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty, express or implied, at law or in equity, relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Merger, the operation of the Company and its Subsidiaries by the Buyer Parties after the Effective Time in any manner, or the probable success or profitability of the Company and the Subsidiaries after the Effective Time, and if made, such representation or warranty must not be relied upon by the Buyer Parties or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Buyer Parties or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Buyer Parties or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as required or contemplated by this Agreement or required by applicable Law, (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter, (c) to the extent necessary to comply with the express obligations set forth in any Material Contract in effect on the date of this Agreement or (d) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed, and which consent shall be deemed to be granted if Parent does not object in written form in accordance with the notices provisions set forth in Section 9.2 within five Business Days following delivery of the Company’s request for such consent), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary course of business in all material respects (including any changes in their respective business practices adopted prior to the date hereof to address and adapt to any epidemic or pandemic or Special Measures, and any change that may be implemented in good faith in response to any epidemic or pandemic or Special Measures to protect the health and safety of the Company’s or its Subsidiaries’ employees) and use commercially reasonable efforts to preserve its business organization intact and maintain existing significant business relationships. Notwithstanding the foregoing, no action by any member of the Company Group expressly permitted by, or failure of any member of the Company Group to take any action expressly prohibited by, Section 5.2 shall be deemed a breach of this Section 5.1.

5.2 Forbearance Covenants. Except (i) as set forth in Section 5.2 of the Company Disclosure Letter, (ii) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed, and which consent shall be deemed to be granted if Parent does not object in written form in accordance with the notices provisions set forth in Section 9.2 within five Business Days following delivery of the Company’s request for such consent), (iii) to the extent necessary to comply with the express obligations set forth in any Material Contract in effect on the date of this Agreement or (iv) as required or contemplated by the terms of this Agreement or required by applicable Law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries to:

(a) amend the Charter or the Bylaws or any other comparable organizational document of any member of the Company Group;

(b) make, declare, set aside, establish a record date for or pay any dividend, return of capital or other distribution of profits or assets (whether in cash, stock or property or other combination thereof), other than any dividends, return of capital or other distributions from any wholly owned Subsidiary of the Company either to the Company or any other wholly owned Subsidiaries of the Company;

(c) (i) enter into a Contract that would be a Material Contract if entered into prior to the date hereof, (ii) modify or amend any Material Contract in any material and adverse respect (to the Company Group) or (iii) terminate or waive any material right under any Material Contract, in each case of clauses (i)-(iii), other than in the ordinary course of business or as permitted under Section 5.2(e) or Section 5.2(k);

(d) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, in each case, other than liquidations, dissolutions, mergers, consolidations, restructurings, recapitalizations or other reorganizations which are solely involving or among the Company’s wholly owned Subsidiaries;

(e) issue, sell, encumber, deliver, grant options or rights to purchase or receive, pledge, dispose of or deliver or agree or commit to issue, sell or deliver any Company Securities, except (i) for grants of Company RSUs in the ordinary course of business consistent with past practice to directors of the Company in accordance with the Company’s non-employee director compensation policy in effect on the date hereof, (ii) upon the exercise, vesting or settlement of, Company Options or Company RSUs, in each case outstanding on the date hereof or granted in compliance with this Agreement or (iii) the purchase of Company Common Stock pursuant to the Company ESPP in respect of the Final Offering Period;

(f) except for transactions solely among the Company and its Subsidiaries or solely among the Subsidiaries of the Company, directly or indirectly, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its or its Subsidiaries’ capital stock or other equity or voting interest, other than (i) the acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of such Company Options, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company Options and the vesting or settlement of Company RSUs, or (iii) pursuant to the terms and conditions of the Company Equity Plans, the acquisition by the Company of Company Options or Company RSUs in connection with the forfeiture of such awards;

(g) (i) incur or assume any Indebtedness for borrowed money (including any long-term or short-term debt), or issue any debt securities; provided that this clause (g) shall not apply to (A) trade payables, obligations pursuant to business credit cards and liabilities pursuant to or in connection with letters of credit or bank’s acceptances or similar items, in each case, incurred in the ordinary course of business; (B) borrowings under the Company Credit Agreement, except as set forth in Section 5.2(g)(i)(B) of the Company Disclosure Letter; (C) letters of credit or guarantees or credit support provided by the Company or its Subsidiaries in the ordinary course of business; and (D) intercompany loans or advances between or among the Company and its direct or indirect wholly owned Subsidiaries; or (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of any direct or indirect wholly owned Subsidiaries of the Company;

(h) make any loans, advances, investments in or capital contributions to any other Person, except for (i) prepayments and deposits paid to suppliers and other business counterparties of the Company or any of its Subsidiaries in the ordinary course of business, (ii) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business, (iii) advances or other payments among the Company and its wholly owned Subsidiaries and (iv) advances in the ordinary course of business of the Company or its Subsidiaries to employees, officers or directors of the Company or any of its Subsidiaries for out-of-pocket expenses (including, for the avoidance of doubt, advances to directors or officers of the Company or any Company Subsidiary in connection with any advancement obligations in the Charter, Bylaws, similar governing document of any Company Subsidiary, or indemnification agreement between the Company or any Company Subsidiary and such director or officer in effect as of the date hereof);

(i) license, sell, transfer or assign any Intellectual Property material to the business of the Company Group, taken as a whole, other than in the ordinary course of business;

(j) license, sell, transfer, assign, create or incur any lien (other than a Permitted Lien) or otherwise dispose of any material assets, rights or properties (other than any Intellectual Property), other than (i) the sale of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of immaterial assets or equipment deemed by the Company in its reasonable business judgment to be obsolete, (iii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries, (iv) Permitted Liens or (v) in connection with financing transactions permitted by Section 5.2(g);

(k) except as required by an Employee Plan in effect on the date of this Agreement (or adopted hereafter in compliance with this Agreement) or as may be required by applicable Law, (i) enter into, adopt, materially amend or terminate any material Employee Plan, (ii) materially increase the base compensation of any director or employee with the title of vice president or higher, (iii) enter into any change in control, severance, retention or similar agreement with any employee with the title of vice president or higher, other than severance granted with respect to terminations pursuant to subsection (v) below, (iv) accelerate the time of payment or vesting of any material compensation or benefit or in any other way secure material payment becoming due under any Employee Plan, (v) hire or terminate (other than for cause) any employee with the title of vice president or higher, or (vi) grant or forgive any loans to any employee with the title of vice president or higher (other than advances to directors or officers of the Company or any Company Subsidiary in the ordinary course of business or in connection with any advancement obligations in the Charter, Bylaws, similar governing document of any Company Subsidiary, or indemnification agreement between the Company or any Company Subsidiary and such director or officer in effect as of the date hereof);

(l) settle, release, waive or compromise any pending or threatened Legal Proceeding or other claim, except for the settlement of any Legal Proceedings or other claim that is (i) reflected or reserved against in the consolidated financial statements of the Company Group (including the notes thereto) as of the Balance Sheet Date included in the Company SEC Reports filed prior to the date of this Agreement; (ii) for monetary payments of, net of insurance recovery, no more than $5,000,000 in the aggregate; or (iii) with respect to Transaction Litigation in compliance with Section 6.11; provided that, in the case of each of the foregoing clauses (i) and (ii), the settlement or compromise of such Legal Proceeding does not (x) impose any material restriction on the business or operations of the Company or any of its Subsidiaries (or Parent or any of its Subsidiaries after the Closing) or (y) include any injunctive relief, or the admission of wrongdoing, by the Company or any of its Subsidiaries or any of their respective officers or directors;

(m) except as required by GAAP, make any change in accounting principles or methods of financial accounting affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries;

(n) (i) make (other than Tax elections made in connection with filing Tax Returns consistent with past practice), change (except in connection with doing business in a new jurisdiction), or revoke any material Tax election; (ii) settle or compromise any audit or other proceeding with respect to any material Tax claim or assessment; (iii) surrender any right to claim a material Tax refund; (iv) request any ruling with respect to material Taxes; (v) change any material Tax accounting period or method; (vi) file any amended material Tax Return; (vii) enter into any closing agreement with respect to material Taxes; (viii) consent to any extension or waiver of the limitation period applicable to any material Taxes; or (ix) enter into a voluntary disclosure or similar agreement with respect to material Taxes;

(o) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 and would not constitute an Employee Plan, except as permitted under Section 5.2(k);

(p) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material portion thereof or material equity interest therein or enter into any Contract that involves a joint venture entity, limited liability company or legal partnership (excluding commercial agreements that do not involve the formation of an entity with any third Person), except for such acquisitions pursuant to Contracts existing as of the date of this Agreement and set forth in Section 5.2(p) of the Company Disclosure Letter; or

(q) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) No-Solicitation. Subject to the terms of this Section 5.3(a) and Section 5.3(b), during the period commencing upon the execution of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Interim Period”), the Company shall not, shall cause its Subsidiaries and its and their respective officers and directors not to, and will not instruct, authorize or knowingly permit any of its and their Representatives to, directly or indirectly, (i) solicit or knowingly facilitate or assist, any proposal, offer, inquiry or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish to any Person (other than to Parent, Merger Sub and their Representatives) any non-public information relating to the Company Group or afford to any Person (other than Parent, Merger Sub and their Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group, in any such case with the intent to induce or to knowingly facilitate or assist an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (except, in each case, to notify such Person that the provisions of this Section 5.3(a) prohibit any such discussions or negotiations or to clarify the terms or conditions of the Acquisition Proposal in connection with determining whether the Acquisition Proposal constitutes a Superior Proposal), (iv) approve, endorse or recommend any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable

Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement entered into in compliance with this Section 5.3, an “Alternative Acquisition Agreement”), or (vi) authorize or commit to do any of the foregoing. Subject to the terms of this Section 5.3(a) and Section 5.3(b), promptly following the execution of this Agreement, the Company shall request in writing, in accordance with the terms of the applicable confidentiality agreement, the return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any Person (other than Parent, Merger Sub and their respective Representatives and Affiliates) with whom a confidentiality agreement was entered into on or after January 1, 2025 with respect to an Acquisition Proposal or any of such Person’s Representatives, and shall immediately, and shall cause each of its Subsidiaries and each of its and its Subsidiaries’ respective directors and officers, and use its reasonable best efforts to cause its and their respective other Representatives to immediately, (A) cease any solicitations, discussions, communications or negotiations with, or provision of non-public information with respect to the Company Group to, any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal (or proposals or offers that would reasonably be expected to lead to an Acquisition Proposal) by any such Person, in each case that exists as of the date of this Agreement and (B) terminate all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by the Company or other diligence access with respect to any Acquisition Proposal. During the Interim Period, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill agreement (I) that prohibits or purports to prohibit a confidential proposal being made to the Company Board or the Special Committee or (II) to the extent that the Special Committee has determined in good faith (after consultation with its outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law.

(b) Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Applicable Time, the Company and the Special Committee may, directly or indirectly through one or more of their Representatives, (i) participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group pursuant to an Acceptable Confidentiality Agreement to any Person or such Person’s Representatives that has made, renewed or delivered to the Company an Acquisition Proposal after the date of this Agreement that did not result from a breach of this Section 5.3, and (ii) otherwise facilitate such Acquisition Proposal or assist such Person (and such Person’s Representatives and financing sources) with such Acquisition Proposal, in each case, with respect to an Acquisition Proposal that the Special Committee has determined in good faith (after consultation with its financial advisors and outside legal counsel) either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal; provided that, subject to applicable Law and any applicable “clean team” or similar arrangement, the Company will promptly (x) make available to Parent any non-public information concerning the Company Group that is provided to any such Person or its Representatives that was not previously made available to Parent and (y) provide written notice to Parent of any determination made by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee pursuant to the foregoing.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(d) or Section 5.3(f), after the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, neither the Company Board nor the Special Committee shall:

(i) (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Special Committee Recommendation or the Company Board Recommendation; (B) adopt, approve, recommend or declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Special Committee Recommendation or the Company Board Recommendation within 5 Business Days after Parent so requests in writing in connection with the public disclosure by the Company of an Acquisition Proposal (other than of the type referred to in the following clause (D)) by any Person (it being understood that the Company Board and the Special Committee will have no obligation to make such reaffirmation on more than one occasion with respect to any particular Acquisition Proposal; provided, that any amendment to economic or other material terms thereof shall constitute a separate Acquisition Proposal for this purpose); or (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer within 10 Business Days after commencement thereof, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (any action described in clauses (A) through (D), a “Recommendation Change”); provided, however, that none of (1) the factually accurate disclosure by the Company of the receipt of an Acquisition Proposal, (2) the determination by the Special Committee that an Acquisition Proposal constitutes a Superior Proposal or (3) the delivery by the Company to Parent of any notice contemplated by Section 5.3(d) will constitute a Recommendation Change; or

(ii) cause or permit any member of the Company Group to enter into an Alternative Acquisition Agreement.

(d) Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Applicable Time, if the Company has received a bona fide Acquisition Proposal after the date hereof that did not result from a breach of this Section 5.3 and that the Special Committee has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board (acting upon the recommendation of the Special Committee) may authorize and cause the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, provided, that if the Superior Proposal is not a Specified Superior Proposal, the Company Board and the Company may only take such actions if and only if (i) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board (acting upon the recommendation of the Special Committee) and the Company intend to take the actions described in this Section 5.3(d), which notice shall specify that the Special Committee concluded in good faith that the Acquisition Proposal constitutes a Superior Proposal, the identity of the Person making such Acquisition Proposal, the status of discussions relating to such Acquisition Proposal, the material terms thereof and unredacted copies of all written requests, proposals, offers agreements and other relevant documents (including all financing commitments, and fee letters) relating to such Acquisition Proposal (provided that any such financing commitments and fee letters may be redacted with respect to the fee amounts and specific “market flex” provisions in a customary manner); (ii) prior to effecting such termination, the Special Committee and its Representatives, during the Notice Period, have been available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement and the Debt Commitment Letter that would obviate the need to effect such a termination (including by causing the Acquisition Proposal to cease to constitute a Superior Proposal); provided that, in the event of any material modifications, updates or supplements to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be two Business Days and in no event shall any such additional two Business Day Notice Period be deemed to shorten the initial four Business Day Notice Period); (iii) at the end of the applicable Notice Period, the Special Committee concludes in good faith (after taking into account any revisions to the terms and conditions of this Agreement and the Debt Commitment Letter proposed by Parent) that such Acquisition Proposal continues to constitute a Superior Proposal; and (iv) solely in the event of any termination of this Agreement in order to cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal which constitutes a Superior Proposal, the Company will have terminated this Agreement pursuant to Section 8.1(f) and complied with its obligation to pay the Company Termination Fee in accordance with Section 8.3(b).

(e) Notice. During the Interim Period, the Company will promptly notify Parent in writing if any Acquisition Proposal is received by the Company Group or any of its Representatives or if any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives with respect to any Acquisition Proposal. Such notice shall include (i) the identity of the Person or “group” or Persons making such offers or proposals; and (ii) a summary of the material terms and conditions of such Acquisition Proposal. Thereafter, the Company shall keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such Acquisition Proposal (including any material modifications, updates or supplements) and the status of any related material discussions or negotiations, including by providing copies of any additional draft agreements relating to, or written proposals containing any material term of any such Acquisition Proposal (provided that any financing commitments and fee letters relating to such Acquisition Proposal may be redacted with respect to the fee amounts and specific “market flex” provisions in a customary manner). Notwithstanding the foregoing, nothing in this Section 5.3(e) shall be deemed to or require the Company to provide Parent with notice or disclosure of facts or information that, by virtue of such notice or disclosure, would cause the Company Group to be in breach of its obligations under confidentiality agreements in effect on the date of this Agreement; provided, that to the extent reasonably practicable, the Company and Parent shall mutually agree on reasonable substitute disclosure arrangements that would not give rise to such breach.

(f) Certain Disclosures. Nothing in this Agreement will prohibit the Company, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee from: (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3 and in the Rollover Agreements and the Support Agreement, respectively; or (iv) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company Group) that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith (after consultation with outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with applicable Law, regulation or stock exchange rule or listing agreement, it being understood that any such statement or disclosure made by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee pursuant to this Section 5.3(f) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company, the Company Board, or the Special Committee and the rights of Parent under this Section 5.3 or Article VIII, it being understood that nothing in the foregoing will be deemed to permit the Company, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee to effect a Recommendation Change.

(g) Breach by Representatives. The Company agrees that, subject to Section 9.16, any breach of this Section 5.3 by any (i) director or officer of the Company Group or (ii) other Representative of the Company Group acting at the express direction of the Special Committee with respect to the matters contemplated by this Section 5.3 will be deemed to be a breach of this Section 5.3 by the Company. The Company will not authorize, direct or knowingly permit any Representative of the Company Group to breach this Section 5.3, and upon becoming aware of any breach or threatened breach of this Section 5.3 by any Representative of the Company Group, shall use its reasonable best efforts to stop such breach or threatened breach.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (subject to any different standard set forth herein with respect to any covenant or obligation), the Buyer Parties, on the one hand, and the Company, on the other hand, shall use their respective reasonable best efforts to (A) take (or cause to be taken) all actions, (B) do (or cause to be done) all things, and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case, as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including by:

(i) subject to Section 6.2 with respect to Antitrust Laws and FDI Laws, (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case, that are necessary or advisable to consummate the Merger;

(ii) causing the conditions set forth in Article VII to be satisfied; and

(iii) executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Merger and the other transactions contemplated by this Agreement.

(b) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, the Company Group will not be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), the provision of additional security (including a guarantee), or otherwise make any accommodation, commitment or incur any liability or obligation to any third party, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract, in each case that is not conditioned upon the Closing.

6.2 Filings.

(a) Filing Under the HSR Act and Other Applicable Antitrust Laws and FDI Laws. Each of Parent and Merger Sub, on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, shall, to the extent required, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within 15 Business Days following the date of this Agreement, and the Company shall request early termination of any applicable waiting period under the HSR Act; and (ii) as promptly as practicable following the date of this Agreement, file such notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority as are required by other applicable Antitrust Laws and FDI Laws in connection with the Merger. No Party shall (or shall permit any of its Affiliates, as applicable, to) withdraw its filing, or commit to or agree with any Governmental Authority to stay, toll, or extend, any applicable waiting period or enter into any similar timing agreement, without the prior written consent of the other Parties (not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company shall (A) cooperate and coordinate with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or reasonably requested by the Governmental Authorities; and (D) use reasonable best efforts to take all actions necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws or FDI Laws applicable to this Agreement or the Merger; and (2) obtain any required consents pursuant to the HSR Act or any Antitrust Laws or FDI Laws applicable to this Agreement or the Merger, in each case as promptly as practicable and, in any event, prior to the Termination Date. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other applicable Antitrust Laws or FDI Laws, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request. The Company will be solely responsible for, and will pay (or cause to be paid), all filing fees payable to any Governmental Authority under any Antitrust Law or FDI Law (collectively, “Filing Fees”).

(b) Avoidance of Impediments. Notwithstanding anything to the contrary, Parent and Company agree to use reasonable best efforts to take (and to cause its Affiliates to take) promptly any and all steps reasonably necessary to avoid or eliminate each and every impediment, obtain all consents and make all filings under any Antitrust Laws and FDI Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the Parties to consummate the transactions contemplated by this Agreement, including the Merger, as promptly as reasonably practicable, including committing to or effecting, by consent decree, hold separate Orders, trust, or otherwise, the sale or disposition of (or limiting the freedom of action with respect to) such assets or businesses of the Company as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable. Further, Parent will, and will cause its Affiliates to, use reasonable best efforts take any and all actions necessary in order to ensure that (x) no requirement for any non-action by or Consent or approval of any foreign or U.S. Governmental Authority with respect to any Antitrust Laws or FDI Laws, (y) no decree, judgment, injunction, temporary restraining Order or any other Order in any suit or proceeding with respect to any Antitrust Laws or FDI Laws, and (z) no other matter relating to any Antitrust Laws or FDI Laws, in each case of clauses (x), (y) and (z), would preclude consummation of the Merger by the Termination Date. If any Legal Proceeding is brought challenging any of the transactions contemplated hereby as violative of any Antitrust Laws or FDI Laws, Parent shall, with the Company’s cooperation, contest and defend against (including through appeal) such Legal Proceeding, in order to avoid the entry of, or seek to have vacated, reversed or terminated, any Order (whether temporary, preliminary or permanent) that would restrain, enjoin, prohibit or delay the consummation of the transactions contemplated by this Agreement.

(c) Cooperation.

(i) Each of the Parties will furnish to the other such necessary information and reasonable assistance as the others may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any substantive inquiry from a Governmental Authority, including (i) promptly informing the other party of such inquiry, (ii) consulting in advance before making any substantive presentations or submissions to a Governmental Authority to the extent not prohibited by Law, (iii) giving the other party the opportunity to attend and participate in any substantive meetings or discussions with any Governmental Authority, to the extent not prohibited by such Governmental Authority, and (iv) supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement.

(ii) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party (and, in the case of Parent, Merger Sub) from any Governmental Authority in connection with this Agreement or the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent.

(d) Other Actions. Parent and Merger Sub shall not enter into or consummate any Contracts or arrangements for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, assets or rights in or of any Person that would reasonably be expected to, individually or in the aggregate, prevent or delay the consummation of the Merger, including by (i) imposing any material delay in the obtaining of, or materially increasing the risk of not obtaining, any consent of any Governmental Authority necessary to consummate the Merger or the expiration or termination of any applicable waiting period; (ii) causing any of the Parties to be required to obtain any additional clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under any Laws with respect to the Merger or the other transactions contemplated by this Agreement; (iii) materially increasing the risk of any Governmental Authority entering an Order prohibiting the consummation of the Merger; or (iv) materially increasing the risk of not being able to remove any such Order on appeal or otherwise. Notwithstanding anything to the contrary in this Agreement, for all purposes of this Section 6.2, Parent, Merger Sub, and their respective Affiliates shall not be required to take or refrain from taking or agree to any action, non-action, or omission, including any contemplated by this Section 6.2, with respect to any of (x) Parent’s or Merger Sub’s respective Affiliates, (y) the investment funds or investment vehicles affiliated with, or managed or advised by, LGP or its Affiliates or (z) any portfolio company (as such term is commonly understood in the private equity industry) or investment of LGP or any such investment fund or investment vehicle, or interest therein.

6.3 Preparation of Information Statement and Schedule 13E-3.

(a) Information Statement. As promptly as reasonably practicable following the date of this Agreement, the Company (with the assistance and cooperation of the Buyer Parties as reasonably requested by the Company) will prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act (as amended or supplemented, the “Information Statement”) relating to the Merger and this Agreement containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Written Consent and the Merger, (ii) the notice of action by written consent required by Section 228(e) of the DGCL and (iii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL. Unless a Recommendation Change has been made in accordance with Section 5.3, the Information Statement shall disclose that the Special Committee made the Special Committee Recommendation and that the Company Board made the Company Board Recommendation.

(b) Schedule 13E-3. The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Information Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13E-3”) relating to the transactions contemplated by this Agreement.

(c) Compliance with SEC and Stock Exchange Requirements. The Company will use its reasonable best efforts to, and will cause its Subsidiaries to use their reasonable best efforts to, cause the Information Statement and the Schedule 13E-3, as to the Company and its Subsidiaries, to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ. The Buyer Parties will use their reasonable best efforts to, and will cause their Affiliates, including the Principal Stockholders and Guarantors, to use their reasonable best efforts to, cause the Information Statement and the Schedule 13E-3, as to the Buyer Parties, the Principal Stockholders, the Recused Directors and their Affiliates, to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ. The Company will not file the Information Statement or the Schedule 13E-3 with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel.

(d) Furnishing Information. Each of the Company, on the one hand, and the Buyer Parties, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Information Statement and Schedule 13E-3. If at any time prior to the Effective Time any information relating to the Company, the Buyer Parties or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent, on the other hand, that should be set forth in an amendment or supplement to the Information Statement or Schedule 13E-3, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders.

(e) Consultation Prior to Certain Communications. Subject to any restrictions under applicable Law, the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, shall provide to the other, promptly after delivery or receipt thereof, copies of all correspondence between such Party or any of its Representatives and the SEC or its staff with respect to the Information Statement or Schedule 13E-3 and may not communicate in writing with the SEC or its staff with respect to the Information Statement or Schedule 13E-3, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel. The Company and Parent shall provide to the other and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any material discussions or meetings with the SEC.

(f) Notices. The Company, on the one hand, and each Buyer Party, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Information Statement or Schedule 13E-3, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Information Statement or Schedule 13E-3, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith. The Company and the Buyer Parties shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC or its Staff with respect to the Information Statement or the Schedule 13E-3.

(g) Dissemination of Information Statement and Schedule 13E-3. Subject to applicable Law, the Company will use its reasonable best efforts to cause the definitive Information Statement and Schedule 13E-3 to be disseminated to the Company Stockholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Information Statement and Schedule 13E-3, which confirmation will be deemed to occur if the SEC has not affirmatively notified the Company prior to the tenth (10th) day after making the initial filing of the preliminary Information Statement that the SEC will or will not be reviewing the Information Statement or Schedule 13E-3.

6.4 Anti-Takeover Laws. The Company, the Company Board and the Special Committee will (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all actions within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize or make inapplicable the effect of such statute or regulation on the Merger.

6.5 Access. At all times during the Interim Period, the Company will afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties and books and records of the Company Group, in each case, solely for the purpose of consummating the Merger and at Parent’s sole cost and expense, except that the Company may restrict or otherwise prohibit access to any documents or information (including, in the Company’s sole discretion, pursuant to customary “clean room”, “clean team” or other appropriate procedures) to the extent that (a) any applicable Law or regulation requires the Company Group to restrict or otherwise prohibit access to such documents or information, (b) access to such documents or information would, in the reasonable opinion of Company’s counsel or the Special Committee’s counsel, give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information, (c) such access to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract, (d) such access would result in the disclosure of any trade secrets (including source code) of the Company or any of its Subsidiaries, or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Nothing in this Section 6.5 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.5 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or (ii) would damage or destroy any property or assets of the Company or its Subsidiaries. Access shall not be permitted to perform any testing, monitoring, sampling or analysis of any environmental media, including any testing, monitoring, sampling or analysis of soil, groundwater, surface water, building materials, or air or wastewater emissions. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.5. All requests for access pursuant to this Section 6.5 must be directed to the General Counsel of the Company, or another person designated in writing by the Company. Notwithstanding anything in this Section 6.5 to the contrary, nothing in this Section 6.5 shall require the Company to permit any inspection of, or to disclose any information concerning Acquisition Proposals, which shall be governed by Section 5.3 or any information regarding the deliberations of the Company Board or Special Committee with respect to the transactions contemplated hereby or any similar transaction or transactions with any other Person, the entry into this Agreement or any other Transaction Document, or any materials provided to the Company Board or Special Committee in connection therewith.

6.6 Section 16(b) Exemption. The Company will take (and will be permitted to take) all actions reasonably necessary or advisable to cause any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.7 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Organizational Documents and Contractual Agreements. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation and its Subsidiaries shall, (i) honor and fulfill, in all respects, the obligations of each member of the Company Group pursuant to any indemnification agreements between a member of the Company Group and any of its current or former directors, officers or managers as in effect on the date hereof and (ii) maintain, during the period commencing at the Effective Time and ending on the six (6) year anniversary of the Effective Time, provisions with respect to indemnification, advancement of expenses and exculpation from liability as set forth in the certificates of incorporation, bylaws and other organizational documents of each member of the Company Group as of the date hereof, which provisions shall not be amended, repealed or otherwise modified in any manner that could adversely affect any indemnification, advancement of expenses or exculpation from liability rights thereunder of any individual who is or was a director or officer of any member of the Company Group, except to the extent required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.7(a) from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation and its Subsidiaries shall, indemnify, exculpate and hold harmless, to the fullest extent permitted by applicable Law, each current and former director and officer of the Company (an “Indemnified Person”) from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any actual or threatened Legal Proceeding or other matter, whether civil, criminal, administrative or investigative, to the extent that such actual or threatened Legal Proceeding or other matter is based on, arising out of or relating to the fact that such Person is or was a director, officer, member, manager or employee of the Company Group or such Person is or was serving, at the request or with the knowledge and consent of the Company Group, as a director, officer, member, manager or fiduciary of any other Person and based on, arising out of or relating to any act, omission, fact, circumstance or other matter occurring or existing on or prior the Effective Time. The Surviving Corporation and its Subsidiaries shall promptly (and in any event no later than sixty (60) days after the submission of invoices) advance such costs, fees and expenses actually and reasonably incurred by or on behalf of the Indemnified Persons to the fullest extent permitted by applicable Law subject to the receipt by the Surviving Corporation of an undertaking by such Indemnified Person to repay the costs, fees and expenses so advanced in the event it is ultimately determined that such Indemnified Person is not entitled to be indemnified therefor.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect directors’ and officers’ liability, employment practices liability and fiduciary liability insurance covering the Indemnified Persons and the other natural persons insured by the Company Group’s directors’ and officers’ liability, employment practices liability and fiduciary liability insurance in effect as of the Closing (such persons, “Insured Persons” and such insurance the “Current Insurance”) in respect of acts, omissions, facts, circumstances and other matters existing or occurring at or prior to the Effective Time on terms and conditions, including limits and retentions, that are no less favorable, in the aggregate, to the Insured Persons than the Current Insurance; provided, however, that the aggregate annual premium for such insurance shall not exceed 300% of the premium for the Current Insurance (the “Maximum Amount”); provided further, that if such insurance is not available or the aggregate annual premium for such insurance exceeds the Maximum Amount, then the Surviving Corporation shall obtain the most coverage available for a cost not exceeding the Maximum Amount. Without limiting the foregoing, at or prior to the Effective Time, the Company may (subject to the Maximum Amount) obtain directors’ and officers’ liability, employment practices liability and fiduciary liability “tail” (“run-off”) insurance covering the Insured Persons in respect of acts, omissions, facts, circumstances and other matters existing or occurring at or prior to the Effective Time on terms and conditions, including limits and retentions, that are no less favorable, in the aggregate, to the Insured Persons in the aggregate than the Current Insurance.

(d) Third-Party Beneficiaries; No Impairment. The rights of each Indemnified Person and Insured Person under this Section 6.7 (i) shall survive consummation of the transactions contemplated by this Agreement; (ii) from and after the Effective Time are intended to benefit, and shall be enforceable by, each Indemnified Person and Insured Person and their respective heirs, administrators, executors, successors, assigns and representatives (who, from and after the Effective Time, shall be third party beneficiaries of this Section 6.7); and (iii) are in addition to, and not in substitution for, any other rights to indemnification, contribution or insurance that any such Indemnified Person or Insured Person (and their respective heirs, administrators, executors, successors, assigns and representatives) may have by contract (including any indemnification agreement), law, equity or otherwise. Nothing in this Agreement is intended to relieve, or shall be construed as relieving, any insurer of its coverage obligations existing now or in the future. From and after the Effective Time, the obligations set forth in this Section 6.7 may not be terminated, amended or otherwise modified in any manner that could adversely affect the rights of any Indemnified Person or Insured Person without the prior written consent of such affected Indemnified Person or Insured Person.

(e) Successors and Assigns. If Parent, the Surviving Corporation, its Subsidiaries or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer or convey all or substantially all of its properties and assets to any Person, then, in each case, proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation, its Subsidiaries or any of their respective successors or assigns will assume all of the obligations of Parent, the Surviving Corporation and its Subsidiaries set forth in this Section 6.7.

(f) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.7 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.8 Employee Matters.

(a) Employment; Benefits. As of the Closing, the Surviving Corporation or one of its Subsidiaries will continue to employ the employees of the Company Group as of the Effective Time. From and after the Effective Time until the first anniversary of the Effective Time (or, if earlier, the termination date of an applicable Continuing Employee) (the “Continuation Period”) the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee (i) base salary (or base wages, as the case may be) that is no less than the base salary (or base wages, as the case may be) provided to such Continuing Employee immediately prior to the Effective Time, (ii) long-term incentive compensation opportunities that are no less favorable than the long-term incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time (provided that Parent may elect to substitute cash incentive compensation opportunities of equivalent value instead of equity compensation opportunities) and (iii) employee benefits that are no less favorable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time.

(b) New Plans. To the extent that an Employee Plan or any other employee benefit plan, program, policy or arrangement of Parent, the Surviving Corporation or any of their respective Affiliates (together, the “New Plans”) is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for service with the Company Group prior to the Effective Time for all purposes, except that (i) such service need not be credited to the extent that it would result in duplication of coverage or benefits and (ii) no service shall be required to be credited for benefit accrual purposes under any plan that provides for defined benefit pension benefits. In addition, and without limiting the generality of the foregoing, Parent shall (or shall cause the Surviving Corporation to) use commercially reasonable efforts to ensure that: (1) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such plans replaces coverage previously provided under a comparable Employee Plan in which such Continuing Employee participated immediately before the Effective Time; and (2) during the plan year in which the Closing Date occurs, for purposes of each New Plan providing health or welfare benefits to any Continuing Employee, (x) all waiting periods, preexisting condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan shall be waived for such Continuing Employee and his or her covered dependents, and (y) any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year ending on the Closing Date shall be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Continuing Obligations. In addition, without limiting the generality of the foregoing or Section 6.8(a), during the Continuation Period, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide severance or termination benefits for each Continuing Employee that are at least equal to what is required under the Company’s severance and termination plans, policies, programs, agreements and arrangements, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Merger (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as consented to by the parties thereto.

(d) No Third-Party Rights. The provisions of this Section 6.8 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) or other current or former employee or service provider (including any beneficiary or dependent thereof) of the Company, the Surviving Corporation, Parent or their respective Affiliates shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.8 shall create such rights in any such Persons. Nothing herein shall (i) guarantee employment or engagement for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to terminate the employment or engagement of any Continuing Employee or other service provider at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to continue any Employee Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) amend any Employee Plans.

6.9 Obligations of Merger Sub. Prior to Closing, Parent will take all action necessary to cause Merger Sub to perform its obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. After the Closing, Parent will take all action necessary to cause the Surviving Corporation to perform its obligations pursuant to this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.10 Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger of the Company, on the one hand, and the Buyer Parties, on the other hand, will each (or, in the case that Parent and the Company hereafter agree to issue a joint press release in lieu thereof, will) be reasonably acceptable to the other Party. Thereafter, the Company, on the one hand, and the Buyer Parties, on the other hand, will consult with the other Parties and give due consideration to reasonable comments from the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger or the transactions contemplated by this Agreement, except that the Company and Parent will not be obligated to engage in such consultation with respect to communications that are (1) required by applicable Law, regulation or stock exchange rule or listing agreement (in which case, the Company or Parent (as applicable) shall use commercially reasonable efforts to give the other Parties a reasonable opportunity to review and comment and give reasonable and good faith consideration to comments from the other Parties), (2) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party), (3) with respect to any Legal Proceeding between the Company or its Affiliates, on the one hand, and the Buyer Parties and their Affiliates, on the other hand, (4) with respect to Parent, communications that are principally directed to any prospective or existing limited partners, equity holders, members, managers and investors of Parent or its Affiliates, so long as such communications are ordinary course communications and disclosures thereto and not materially inconsistent with prior communications previously agreed to by Parent and the Company, and (5) with respect to Parent, customary communications made to the financing sources or prospective Financing Sources in connection with the arrangement, marketing or syndication of the Debt Financing.

6.11 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with reasonably prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. Prior to the Effective Time, the Company will, to the extent that the attorney-client privilege is not undermined or otherwise adversely affected, (a) provide Parent the opportunity to review and propose comments with respect to all filings, pleadings and responses proposed to be filed or submitted by or on behalf of the Company prior to such filing or submission, and the Company shall consider such comments in good faith, (b) give Parent a reasonable opportunity to review in advance all materials proposed to be delivered by or on behalf of the Company in connection with any discovery or document production with respect to such Transaction Litigation, (c) give Parent the right to participate in the defense, settlement or prosecution of any Transaction Litigation; and (d) reasonably consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise or settle, or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.11, “participate” means that the Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent shall not be afforded decision-making power or authority except as expressly set forth in this Section 6.11.

6.12 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.13 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give the Buyer Parties, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of the Buyer Parties and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over its own business and operations.

6.14 [Intentionally Omitted].

6.15 Financing Obligations.

(a) No Amendments to Financing Commitments. Prior to the Closing, Parent shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), agree to, or permit, any amendment, restatement, amendment and restatement, replacement, supplement, waiver, consent or other modification of the Debt Financing Commitment that would, or would reasonably be expected to, (i) reduce the aggregate amount of the Debt Financing to be funded at the Closing to an amount that is less than the Required Amount, (ii) impose new or additional conditions precedent to the obligation of the Financing Sources party to the Debt Commitment Letter to fund the Debt Financing or expand, amend or modify any of the existing conditions precedent to the obligation of the Financing Sources party to the Debt Commitment Letter to fund the Debt Financing, in each case, in a manner that would reasonably be expected to materially delay, impede or prevent the Closing, (iii) materially and adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Financing Commitment or (iv) adversely affect the ability of the Debt Financing to be incurred as an Incremental Term Facility (as defined in the Company Credit Agreement) (the effects described in clauses (i) through (iv), collectively, the “Prohibited Modifications”); provided, that, notwithstanding the foregoing, Parent may, without the prior written consent of the Company, amend, restate, replace, supplement, waive, consent or otherwise modify any provision of the Debt Commitment Letter to (1) add or appoint additional lenders, lead arrangers, bookrunners, syndication agents or other similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, provide for the assignment and/or reallocation thereto of a portion of the commitments thereunder (and related economics) and/or grant such parties customary approval rights in connection with such appointments or (2) modify pricing. In the event of any amendment, restatement, amendment and restatement, replacement, supplement, waiver, consent or other modification of the Debt Financing Commitment in accordance with this Section 6.15, (x) Parent shall promptly deliver to the Company copies thereof and (y) references in this Agreement to “Debt Financing Commitment,” (and the other like terms in this Agreement) shall be deemed to refer to the Debt Financing Commitment as so amended, restated, amended and restated, supplemented, replaced, waived or otherwise modified.

(b) Taking of Necessary Actions. As promptly as practicable following the date of this Agreement, Parent shall, and shall cause its applicable Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Debt Financing on a timely basis and on the terms and conditions described in the Debt Financing Commitment or on such other terms and conditions as may be acceptable to Parent in its sole discretion (provided that agreement to such other terms and conditions would not result in a Prohibited Modification), including using its reasonable best efforts to:

(i) maintain the Debt Financing Commitment in full force and effect in accordance with the terms and subject to the conditions thereof without any Prohibited Modification;

(ii) negotiate, execute and deliver the definitive agreements with respect to the Debt Financing;

(iii) satisfy on a timely basis all conditions precedent to the obligation of the Financing Sources party to the Debt Commitment Letter to fund the Debt Financing that are to be satisfied by Merger Sub and the satisfaction of which is within the control of Merger Sub; and

(iv) in the event that the conditions set forth in Section 7.1 (as it relates to Parent and the Buyer Parties) and Section 7.2 (not including conditions which are to be satisfied by the delivery of documents or taking of any other action at the Closing) and the conditions set forth in the Debt Commitment Letter have been satisfied, or, upon the funding of the Debt Financing, would be satisfied, consummate the Debt Financing on the Closing Date.

As soon as reasonably practicable following receipt of a written request therefor, Parent shall inform the Company in reasonable detail of the status of its efforts to arrange the Debt Financing. Parent shall give the Company prompt written notice (A) after Parent obtains Knowledge of any material violation, breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material violation, breach or default) by any Financing Source party to the Debt Financing Commitment or any termination or expiration of any portion of the Debt Financing Commitment, (B) after Parent obtains Knowledge of any actual or threatened in writing reduction, withdrawal, repudiation or termination of the commitments under the Debt Financing Commitment by any Financing Source or (C) if for any reason Parent has determined in good faith that it will not be able to obtain all or any portion of the Debt Financing at the Closing from the Financing Sources contemplated by the Debt Commitment Letter (any of the foregoing, a “Financing Failure Event”). As soon as reasonably practicable following receipt of a written request therefor, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clauses (A)

through (C) of the immediately preceding sentence; provided that in no event shall Parent be required to provide access to or disclose any information where Parent has determined in good faith that such access or disclosure would reasonably be expected to jeopardize attorney-client privilege, attorney work product protections or other applicable legal privilege or similar protection.

(c) Alternative Debt Financing. If all or any portion of the Debt Financing becomes unavailable for any reason, Parent shall promptly (i) notify the Company in writing of such event, (ii) use its reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing from the same or alternative financing sources in an amount that, when added to any portion of the Debt Financing that remains available, is no less than the Required Amount (“Alternative Debt Financing”), and (iii) if applicable, obtain (or cause to obtain) a new financing commitment letter (together with its related term sheets, the “Alternative Debt Financing Commitment”); provided, that, notwithstanding anything herein to the contrary, in no event shall reasonable best efforts require (or be construed to require) that Parent (A) pay any fees or original issue discount in excess of those contemplated by the Debt Financing Commitment (including after giving effect to the “market flex” provisions) as in effect of the date hereof, (B) agree to pricing or other economic terms that are less favorable (taken as a whole) to Parent than those contemplated by the Debt Financing Commitment (including after giving effect to the “market flex” provisions) as in effect of the date hereof or (C) seek equity financing from any Person. In the event Alternative Debt Financing is obtained at or prior to the Closing Date, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Debt Financing, and the term “Debt Financing Commitment” as used in this Agreement shall be deemed to include any Alternative Debt Financing Commitment. Parent shall promptly deliver to the Company true, correct and complete copies of any Alternative Debt Financing Commitments obtained by Parent pursuant to which any alternative financing source shall have committed to provide any portion of any Alternative Debt Financing; provided, that any fee letters delivered in connection therewith may be redacted with respect to fee amounts, “market flex” provisions and other commercially sensitive terms, so long as such redactions do not extend to terms that would permit or result in, or reasonably be expected to permit or result in, a Prohibited Modification.

6.16 Company Credit Agreement; Financing Cooperation.

(a) Company Credit Agreement. Prior to the Effective Time, the Company shall maintain (and shall cause each other member of the Company Group to maintain) the Company Credit Agreement in full force and effect in accordance with the terms and subject to the conditions thereof. The Company shall not (and shall not permit any other member of the Company Group to) revoke, withdraw, terminate or otherwise modify the LCT Election (as defined in the Company Credit Agreement) made on or prior to the date of this Agreement designating the date of this Agreement as the relevant date for purposes of testing the permissibility of the Specified Transactions under the Company Credit Agreement (including for purposes of determining whether the conditions set forth in Section 2.16(f) of the Company Credit Agreement are satisfied). The Company shall not (and shall not permit any other member of the Company Group to), without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), agree to, or permit, any material amendment, restatement, amendment and restatement, replacement, supplement, waiver, consent or other modification of the Company Credit

Agreement. The Company shall give Parent prompt written notice (i) after any member of the Company Group obtains Knowledge of any material violation, breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material violation, breach or default) by any party to the Company Credit Agreement or any termination of the Company Credit Agreement or (ii) if any party to the Company Credit Agreement or any Affiliate or agent of such Person alleges in writing that any of the events described in clause (i) has occurred. As soon as reasonably practicable following receipt of a written request therefor, the Company shall provide any information reasonably requested by Parent relating to any circumstance referred to in clauses (i) or (ii) of the immediately preceding sentence; provided that in no event shall the Company be required to provide access to or disclose any information where the Company has determined in good faith that such access or disclosure would reasonably be expected to jeopardize attorney-client privilege, attorney work product protections or other applicable legal privilege or similar protection. Upon being notified or otherwise becoming aware thereof, the Company shall, and shall cause each of its Subsidiaries to, promptly use its and their reasonable best efforts to (in consultation with Parent) cure or otherwise remedy any material violation, breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material violation, breach or default) under the Company Credit Agreement, in each case, prior to the Closing Date.

(b) Cooperation with Debt Financing. Prior to the Effective Time, and in all cases subject to the limitations set forth herein, the Company shall, and shall cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to, provide Parent, at Parent’s sole cost and expense (including all documented out-of-pocket third-party costs incurred by the Company, its Subsidiaries and each of its and their respective Representatives), with such reasonable and customary cooperation as may be reasonably requested by Parent in writing to assist the Buyer Parties in arranging the Debt Financing, which shall include:

(i) causing members of management, with appropriate seniority and expertise, of the Company to participate in a reasonable number of meetings and presentations with actual or prospective lenders, road shows and sessions with rating agencies (which, at the Company’s option, may be attended via teleconference or virtual meeting platforms), in each case, upon reasonable advance notice, during normal business hours and at reasonable times and locations to be mutually agreed;

(ii) in each case following Parent’s reasonable written request, providing reasonable assistance to Parent in the preparation of customary rating agency presentations, bank information memoranda, lender presentations, marketing materials and similar documents (including a version of the marketing materials that does not contain any material non-public information with respect to the Company Group); provided, however, that no member of the Company Group will be required to prepare any projected, forward-looking or pro forma financial statements or other projected, forward-looking or pro forma financial information;

(iii) reasonably cooperating with Parent’s marketing efforts in connection with the Debt Financing, including executing and delivering customary authorization letters and assisting Parent in obtaining (or reaffirming) ratings from any ratings agencies;

(iv) furnishing Parent with the Required Financial Information;

(v) providing reasonable assistance to Parent in the preparation and negotiation of an Incremental Amendment (as defined in the Company Credit Agreement) to evidence the Debt Financing contemplated by the Debt Financing Commitment as in effect on the date of this Agreement and, if applicable, in the preparation and negotiation of one or more credit agreements, guarantees, certificates (including a solvency certificate and any required officer’s certificates) and/or other definitive financing documents (collectively, the “Debt Financing Documents”);

(vi) furnishing Parent with all documentation, certifications and other information about the Company Group as is reasonably requested in writing by Parent and required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, in each case, at least four Business Days prior to the Closing Date if reasonably requested by Parent in writing at least nine Business Days prior to the Closing Date; and

(vii) as promptly as practicable, taking into account the anticipated timing of Closing, updating the financial statements described in the definition of “Required Financial Information” so that such financial statements do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such financial statements or information not misleading in light of the circumstances in which it was made.

(c) Obligations of the Company. Notwithstanding anything to the contrary set forth in this Agreement (including this Section 6.16), nothing in this Agreement (including this Section 6.16) shall require any such cooperation or efforts from any member of the Company Group or any of their respective Representatives prior to the Effective Time to the extent that it would or would reasonably be expected to:

(i) cause any representation, warranty or covenant in, or any other term of, this Agreement to be breached, require any waiver or amendment of any term of this Agreement or cause any condition to Closing set forth in Article VII to fail to be satisfied;

(ii) require any member of the Company Group or any of their respective Representatives to pay any commitment fee or similar fee or agree to pay any other fees or reimburse any expenses or otherwise issue or provide any indemnities in connection with the Debt Financing, in each case, prior to the Closing;

(iii) require any member of the Company Group or any of their respective Representatives to enter into, execute, deliver, approve, modify or perform any agreement, instrument, certificate or other documentation (other than execution and delivery of one or more authorization letters as contemplated by Section 6.16(b));

(iv) unreasonably interfere with the conduct of the business or ongoing commercial operations of any member of the Company Group;

(v) create an obligation to (w) prepare any pro forma financial information, projections or other forward-looking financial information, (x) any financial (or other) information for any member of the Company Group other than the Required Financial Information, (y) change any fiscal period or (z) prepare or provide any information that cannot be produced or provided without unreasonable cost or expense;

(vi) require the Company Group or any of their respective Representatives to adopt any resolutions, execute any consents or otherwise take any corporate or similar action;

(vii) provide access to or disclose any information where the Company has determined in good faith that such access or disclosure would reasonably be expected to jeopardize attorney-client privilege, attorney work product protections or other applicable legal privilege or similar protection;

(viii) take any action that the Company determines in good faith would violate any applicable Laws or would result in a contravention, violation or breach of, or default under, any Material Contract to which any member of the Company Group is party as of the date of this Agreement and which was not entered into in contemplation of limiting the actions required by Section 6.16;

(ix) cause any officers, directors, manager, employees, advisors, accountants, consultants, auditors, agents or other Representatives of the Company Group to incur any personal liability; or

(x) require any member of the Company Group to cause or permit any liens to be placed on any of its property prior to the Effective Time. No member of the Company Group shall be required to be an issuer or obligor with respect to the Debt Financing prior to the Effective Time.

(d) Use of Logos. The Company hereby consents to the reasonable and customary use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company Group in any respect.

(e) Confidentiality. All non-public or other confidential information provided by any member of the Company Group or any of their respective Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any Financing Sources or prospective financing sources in connection with the arrangement, marketing or syndication of the Debt Financing (and, in each case, to their respective counsel and auditors); provided that the recipients of such information (i) agree to be bound by the Confidentiality Agreement as if parties thereto or (ii) are subject to other customary confidentiality undertakings.

(f) Reimbursement. Promptly upon request by the Company after termination of this Agreement in accordance with Section 8.1 (other than any such termination in accordance with Section 8.1(d)), Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred or otherwise payable by any member of the Company Group as a result of providing the cooperation contemplated by Section 6.16(b) (excluding any such costs and expenses incurred in connection with preparing the Required Financial Information).

(g) Indemnification. The Company Group and their respective Representatives, and the successors and assigns of each of the foregoing Persons, shall be indemnified and held harmless by Parent and Merger Sub from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with any obligations with respect to the cooperation provided pursuant to this Section 6.16 or any information utilized in connection therewith (collectively, “Losses”) (excluding any costs and expenses incurred or otherwise payable by any member of the Company Group as a result of providing cooperation with the arrangement of the Debt Financing, which shall be reimbursable solely to the extent provided in Section 6.16(f)), in each case, except to the extent such Losses arise as a result of any willful misconduct, gross negligence, bad faith or fraud by any member of the Company Group or any of their respective Representatives. Parent’s obligations pursuant to Section 6.16(f) and this Section 6.16(g) are referred to collectively as the “Reimbursement Obligations.”

(h) No Financing Condition. The Buyer Parties acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing and notwithstanding anything to the contrary set forth in this Agreement, but subject in all respects to the Section 9.10, the Buyer Parties’ obligations hereunder are not conditioned in any manner upon Parent obtaining the Debt Financing, or any other financing.

(i) Deemed No Breach. Notwithstanding anything to the contrary set forth in this Agreement, the Company shall be deemed not to have breached any of its obligations under Section 6.16(b) unless (i) a member of the Company Group committed a Willful and Material Breach of Section 6.16(b), (ii) Parent provided written notice to the Company of such Willful and Material Breach, (iii) such Willful and Material Breach has not been cured within ten days after such notice, and (iv) such Willful and Material Breach directly caused the Debt Financing not to be obtained.

6.17 FIRPTA Certificate. The Company shall deliver to Parent prior to Closing (i) a duly executed certification of the Company, prepared in accordance with Treasury Regulations Sections 1.897-2(g) and (h) and 1.1445-2(c)(3), dated as of the Closing Date, certifying that no interest in the Company is a “United States real property interest” within the meaning of Section 897(c) of the Code, and (ii) a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2). The Company hereby authorizes Parent and the Surviving Corporation to deliver such certificate and notice to the IRS on behalf of the Company upon the Closing.

6.18 Certain Arrangements. Prior to the Applicable Time, except with respect to the Rollover Agreements, the Support Agreement and the consummation of the transactions contemplated thereby, and employment agreements and other similar arrangements with certain executives of the Company, without the prior written consent of the Special Committee, none of the Buyer Parties, any Guarantor or any of their respective Affiliates shall enter into, negotiate or discuss any Potential Arrangements with any stockholder (other than any Principal Stockholder), director, officer, employee or other Affiliate of the Company Group. The Rollover Agreements shall not limit, restrict, restrain, or otherwise impair in any manner the ability of any Management Rollover Participant prior to Closing to (i) exercise his or her day-to-day responsibilities as a director, officer or employee of the Company or (ii) take or omit to take any action permitted under this Agreement, including Section 5.3 of this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law and except with respect to Section 7.1(a), which will not be waivable) of each of the following conditions:

(a) Requisite Stockholder Approval. The Company will have received the Requisite Stockholder Approval.

(b) Information Statement. The Information Statement shall have been mailed to the Company Stockholders at least 20 calendar days prior to the Closing Date and the consummation of the Merger shall be permitted by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

(c) Antitrust and FDI Laws. Any waiting period (and any extensions thereof pursuant to an agreement with a Governmental Authority entered into in accordance with this Agreement) applicable to the Merger pursuant to the HSR Act shall have expired or been terminated, and any clearance or affirmative approval applicable to the Merger under each of the Antitrust Laws and FDI Laws set forth in Section 7.1(c) of the Company Disclosure Letter (together with the United States, the “Required Jurisdictions”) shall have been obtained and any mandatory waiting period related thereto shall have expired or otherwise been terminated.

(d) No Prohibitive Laws or Injunctions. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered after the date of this Agreement any Law or Order that is in effect that prohibits, makes illegal, or enjoins the consummation of the Merger.

7.2 Conditions to the Obligations of the Buyer Parties. The obligations of the Buyer Parties to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.2(a)(ii), Section 7.2(a)(iii) and Section 7.2(a)(iv), the representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing as if made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except, in each case, for such failures to be true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) (x) The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, and Section 3.29(a) that (A) are not qualified by Company Material Adverse Effect or other materiality qualification shall be true and correct in all material respects as of the Closing as if made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and (B) are qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing as if made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date) and (y) the representations and warranties set forth in Section 3.29(c)(ii) shall be true and correct in all respects as of the Closing as if made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date) except, in each case, for such failures to be true and correct that do not result in the Borrower being unable to (x) incur the Debt Financing contemplated by the Debt Commitment Letter (as in effect on the date of this Agreement) as an Incremental Term Facility (as defined in the Company Credit Agreement) or (y) distribute the proceeds of the Debt Financing to permit Parent to make the payments and deposits contemplated by this Agreement, in the case of each of clauses (x) and (y), on the Closing Date in compliance with the Company Credit Agreement as in effect on the date hereof.

(iii) (x) The representations and warranties set forth in Section 3.7(a), the first sentence of Section 3.7(b) and the first and third sentences of Section 3.7(c) shall be true and correct in all respects (other than inaccuracies de minimis in nature and amount relative to the total fully-diluted equity capitalization of the Company) as of the Closing as if made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct (other than inaccuracies de minimis in nature and amount relative to the total fully-diluted equity capitalization of the Company) as of such earlier date) and (y) the representations and warranties set forth in Section 3.27 and Section 3.29 (other than Section 3.29(a) and Section 3.29(c)(ii)) shall be true and correct in all respects (other than inaccuracies de minimis in nature and amount) as of the Closing as if made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct (other than inaccuracies de minimis in nature and amount) as of such earlier date).

(iv) The representation and warranty set forth in Section 3.12(b) shall be true and correct in all respects as of the Closing as if made at and as of the Closing.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects all covenants and obligations in this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. The Buyer Parties shall have received at the Closing a certificate of the Company, validly executed for and on behalf of the Company and in the name of the Company by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

7.3 Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of the Buyer Parties set forth in this Agreement shall be true and correct as of the Closing as if made at and as of the Closing, except for (i) any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective obligations pursuant to this Agreement; and (ii) those representations and warranties that address matters only as of a particular date, which representations will have been true and correct as of such particular date, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective obligations pursuant to this Agreement.

(b) Performance of Obligations of the Buyer Parties. The Buyer Parties shall have performed and complied with in all material respects all covenants and obligations in this Agreement required to be performed and complied with by the Buyer Parties at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of the Buyer Parties, validly executed for and on behalf of the Buyer Parties and in the respective names of the Buyer Parties by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated, whether prior to or after the receipt of the Requisite Stockholder Approval or adoption of this Agreement by Parent as sole stockholder of Merger Sub, only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order that permanently enjoins or otherwise permanently prohibits the consummation of the Merger and, if applicable, such Order has become final and non-appealable, except that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party (treating Parent and Merger Sub as one party for this purpose) whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the issuance of such Order;

(c) by either Parent or the Company, at any time prior to the Effective Time if the Closing has not occurred by 11:59 p.m., Eastern time, on June 18, 2026 or such later time and date as is agreed to in writing by Parent and the Company (the “Termination Date”), except that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party (treating Parent and Merger Sub as one party for this purpose) whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the failure of the Closing to have occurred prior to the Termination Date;

(d) by Parent, at any time prior to the Effective Time, if the Company has breached or failed to perform or there is any inaccuracy of any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach, failure to perform or inaccuracy would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b), provided that (i) if such breach, failure to perform or inaccuracy is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(d) prior to the delivery by Parent to the Company of written notice of such breach, failure to perform or inaccuracy delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(d) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach, failure to perform or inaccuracy has been cured prior to such termination, and (ii) the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to Parent if it or Merger Sub is then in breach of any provision of this Agreement which breach would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(e) by the Company, at any time prior to the Effective Time, if Parent or Merger Sub has breached or failed to perform or there is any inaccuracy of any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach, failure to perform or inaccuracy would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b); provided that (i) if such breach, failure to perform or inaccuracy is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by the Company to Parent of written notice of such breach, failure to perform or inaccuracy delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach, failure to perform or inaccuracy has been cured prior to such termination, and (ii) the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available to the Company if it is then in breach of any provision of this Agreement which breach would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(f) by the Company, at any time prior to Applicable Time, in order to substantially concurrently enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 5.3 with respect to such Superior Proposal; provided that concurrently with such termination the Company pays the Company Termination Fee due to Parent in accordance with Section 8.3(b); or

(g) by the Company, at any time prior to the Effective Time if (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing) have been and continue to be satisfied or waived, (ii) on or after the date the Closing should have occurred pursuant to Section 2.3, the Company has delivered irrevocable written notice to Parent that all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing) have been satisfied or waived and the Company is ready, willing and able to consummate the Closing, and (iii) Parent fails to consummate the Closing within three Business Days following the date the Closing should have occurred pursuant to Section 2.3.

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that Section 4.17, the antepenultimate sentence of Section 6.5, Section 6.10, Section 6.16(f), Section 6.16(g), this Section 8.2, Section 8.3 and Article IX (and all relevant definitions) will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing but subject to Section 8.3(g), nothing in this Agreement will relieve any Party from any liability for any Willful and Material Breach of this Agreement by such Party prior to or in connection with the termination of this Agreement. In addition to the foregoing, neither the execution nor the termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or the Guarantee, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as otherwise expressly set forth in this Agreement, including Section 6.2, Section 6.5, Section 6.16, and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent. Subject to Section 2.9(f), Parent shall pay or cause to be paid (including by the Surviving Corporation) all transfer, stamp, documentary, sales, use, real property transfer, recording, stock transfer and other similar Taxes and fees (including any penalties and interest) imposed on the Company and its Subsidiaries arising out of or in connection with entering into this Agreement and the consummation of the Merger.

(b) Company Termination Fee.

(i) If this Agreement is validly terminated by the Company pursuant to Section 8.1(f), then the Company shall prior to or concurrently with such termination pay or cause to be paid to Parent (or its designee(s)) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(ii) If (A) this Agreement is validly terminated pursuant to Section 8.1(d); (B) at the time of such termination, the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(d) an Acquisition Proposal (other than from the Buyer Parties) for an Acquisition Transaction has been publicly announced or publicly disclosed and not withdrawn; and (D) within twelve months following the termination of this Agreement pursuant to Section 8.1(d), the Company (x) consummates an Acquisition Transaction with respect to such Acquisition Proposal or (y) enters into an Alternative Acquisition Agreement with respect to such Acquisition Proposal and such Acquisition Transaction is later consummated, then the Company will, concurrently with the consummation of such Acquisition Transaction, pay or cause to be paid to Parent (or its designee(s)) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of Section 8.3(b)(ii)(D), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

(c) Parent Termination Fee. If this Agreement is validly terminated pursuant to (i) Section 8.1(e), (ii) Section 8.1(g), (iii) Section 8.1(b) at a time when the Company had the right to terminate this Agreement pursuant to Section 8.1(e) or Section 8.1(g), or (iv) Section 8.1(c) at a time when the Company had the right to terminate this Agreement pursuant to Section 8.1(e) or Section 8.1(g), then Parent shall promptly (and, in any event, within five Business Days) following such termination pay, or cause to be paid, to the Company an amount equal to $51,750,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee, or Parent be required to pay the Parent Termination Fee, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Filing Fee Reimbursement. Notwithstanding anything to the contrary set forth in this Agreement, if this Agreement is validly terminated, then Parent shall promptly (and, in any event, within five Business Days) following such termination pay, or cause to be paid, to the Company, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, an amount equal to the aggregate Filing Fees paid by the Company pursuant to Section 6.2(a) prior to such termination.

(f) Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to Section 8.3(b), Section 8.3(c) or Section 8.3(e) (as applicable) and, in order to obtain such payment, Parent or the Company, as applicable, commences a Legal Proceeding that results in a judgment against the Company or Parent, as applicable, for the amount set forth in Section 8.3(b), Section 8.3(c) or Section 8.3(e), or any portion thereof, the Company or Parent, as applicable, shall pay to Parent or the Company, as applicable, its reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred in connection with such Legal Proceeding, together with interest on such amount set forth in Section 8.3(b), Section 8.3(c) or Section 8.3(e), or any portion thereof, at the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received (but excluding the date of actual payment), or a lesser rate that is the maximum permitted by applicable Law. Any amounts payable pursuant to this Section 8.3(f) shall be paid to the Company or Parent (or Parent’s designee(s)), as the case may be, by wire transfer of immediately available funds.

(g) Sole Remedy.

(i) The receipt of the Company Termination Fee, to the extent owed in accordance with Section 8.3(b), the receipt of payments made by the Company in accordance with Section 8.3(f), to the extent owed, and Parent’s right to specific performance pursuant to Section 9.10 will be the sole and exclusive remedies of the Buyer Parties and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the

“Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby. Upon payment of the Company Termination Fee, if payable hereunder, none of the Company Related Parties will have any further liability or obligation to any Buyer Party relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Buyer Parties and their Subsidiaries may be entitled to remedies with respect to, the matters set forth in the first sentence of this Section 8.3(g)(i)). The Buyer Parties may pursue a grant of specific performance of the type contemplated by Section 9.10(b), but under no circumstances shall any Buyer Party be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 9.10(b) and the payment of the Company Termination Fee.

(ii) (A) The Company’s receipt of the Parent Termination Fee, to the extent owed in accordance with Section 8.3(c) (including the Company’s right to enforce the Guarantee with respect thereto), (B) the Company’s receipt of payments by Parent in accordance with Section 8.3(e) and Section 8.3(f), to the extent owed, (C) the Company’s right to enforce its rights under the Reimbursement Obligations, (D) the Company’s right to enforce its rights under the Confidentiality Agreement and (E) the Company’s right to specific performance pursuant to Section 9.10, the Guarantee and the Support Agreement will be the sole and exclusive remedies of the Company and its Affiliates against (x) the Buyer Parties and each of their respective Affiliates, (y) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Buyer Parties, each of their respective Subsidiaries and each of their respective Affiliates (collectively, the “Parent Related Parties”) and (z) the Financing Sources in respect of this Agreement, any agreement executed in connection herewith (including the Debt Financing Commitments) and the transactions contemplated hereby and thereby. Upon payment of the Parent Termination Fee, if payable hereunder, none of the Parent Related Parties or Financing Sources will have any further liability or obligation to the Company relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the matters set forth in this Section 8.3(g)(ii)(A)-(E)). The Company may pursue a grant of specific performance of the type contemplated by Section 9.10(b), but under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 9.10(b) and the payment of the Parent Termination Fee.

8.4 Liability of Financing Sources. None of the Financing Sources will have any liability to the Company, the Company Group or any of their respective Affiliates or their and their Affiliates’ Representatives (other than Parent and Merger Sub) relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Company, the Company Group, any of their respective Affiliates nor their and their Affiliates’ Representatives (other than Parent and Merger Sub) will (i) have any rights or claims against any of the Financing Sources hereunder or thereunder and (ii) commence (and if commenced, will dismiss or otherwise terminate (to the extent within such Company or its

Affiliates’ control)) or assist any action, arbitration, audit, hearing investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated thereby and the Company, on behalf of itself and the Company Group and their respective Affiliates and Representatives (other than Parent and Merger Sub) hereby waives any rights or claims against any Financing Source in connection this Agreement, the Debt Financing, any Contract relating to the Debt Financing or otherwise; provided that nothing in this Section 8.4 shall in any way limit or modify (x) the rights of the Company and its Affiliates from and after the Effective Time under any Debt Financing Commitment or the Debt Financing Documents executed in connection with the Debt Financing to the extent the Company or any of its Affiliates are party thereto or express third-party beneficiaries thereunder and (y) the rights of Parent and Merger Sub pursuant to or in connection with the Debt Financing Commitment or any Contract relating to the Debt Financing.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company and the Buyer Parties contained in this Agreement or in any certificate or other document delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants that by their terms are to be performed at or after the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission (provided that no “bounce back” or similar message of non-delivery is received with respect thereto), in each case to the intended recipient as set forth below:

(a)	if to the Buyer Parties to:

MCW Parent, LP

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

Attention: Jonathan Seiffer; Joshua Farran

Email: [***]

with a copy (which will not constitute notice) to:

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

Attention: Gregory B. Klein; Michael W. Kaplan

Email: gregory.klein@stblaw.com; michael.kaplan@stblaw.com

(b)	if to the Company (prior to the Effective Time) to:

Mister Car Wash, Inc.

222 E. 5th Street

Tucson, Arizona 85705

Attention: John Lai; Michelle Krall

Email: [***]

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Paul Kukish; Andrew Elken; Kyle Adams

Email: Paul.Kukish@lw.com; Andrew.Elken@lw.com;

Kyle.Adams@lw.com

and a copy (which will not constitute notice) to:

Morris, Nichols, Arsht & Tunnell LLP

1201 North Market Street

P.O. Box 1347

Wilmington, DE 19899-1347

Attention: Eric Klinger-Wilensky; Patricia Vella

Email: ekwilensky@morrisnichols.com; pvella@morrisnichols.com

Any notice received by email at the addressee’s email address or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 9.2, except that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice or (B) that is one Business Day after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Buyer Parties and the Company (pursuant to authorized action by the Special Committee or, if required under applicable Law, the Company Board (acting upon the recommendation of the Special Committee)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary contained in this Agreement, Section 8.3(c), Section 8.4, this Section 9.3, Section 9.8, Section 9.12(b) and Section 9.13 may not be amended or modified in whole or in part in a manner adverse to any Financing Source without the written consent of the Financing Sources.

9.4 Extension; Waiver. At any time and from time to time prior to the Effective Time, (i) any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein (it being understood that Parent and Merger Sub shall be deemed a single Party for purposes of this Section 9.4). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any failure or delay in exercising any right, power or privilege pursuant to this Agreement will not constitute a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law or in equity (except to the extent expressly provided otherwise in this Agreement).

9.5 Assignment. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, except that the Buyer Parties will have the right to assign all or any portion of their respective rights pursuant to this Agreement from and after the Effective Time, with prior written notice to the Company, (a) to any of their respective Affiliates or (b) to any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, in each case, so long as the Buyer Parties remain primarily liable for their respective obligations set forth herein. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.5 is null and void.

9.6 Confidentiality. The Buyer Parties and the Company hereby acknowledge that LGP and the Company have previously executed that certain Confidentiality Agreement, dated as of January 9, 2026 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms. Each of the Buyer Parties and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to the Buyer Parties or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of the Buyer Parties agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.7 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Guarantee, the Rollover Agreements and the Support Agreement, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary set forth in this Agreement, (a) the Confidentiality Agreement will (i) not be superseded, (ii) survive any termination of this Agreement, and (iii) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto and (b) the Company Disclosure Letter and the Parent Disclosure Letter shall not, pursuant to Section 268(b) of the DGCL, be deemed part of this Agreement for purposes of any provision of the DGCL, but shall have the effects provided in this Agreement.

9.8 Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.7 and Section 6.16(g), (b) if the Closing occurs, for the rights of the holders of Company Common Stock, Company Options and Company RSUs under Article II, including the right to receive the Per Share Price and the Equity Award Consideration, respectively, in each case after the Effective Time and (c) with respect to the limitations on liability of the Company Related Parties and Parent Related Parties set forth in Section 8.3(g); provided that, only to the extent such sections relate to the Financing Sources, the Financing Sources are intended third-party beneficiaries of, and may enforce, Section 8.3(c), Section 8.4, Section 9.3, this Section 9.8, Section 9.12(b) and Section 9.13.

9.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect, and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b) Specific Performance.

(i) The Parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.

The Parties acknowledge and agree that, subject to Section 8.3(g): (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or the Buyer Parties, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor the Buyer Parties would have entered into this Agreement. It is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing the Buyer Parties’ obligations to consummate the Merger; provided, that notwithstanding the foregoing, the Parties agree that the right of the Company to specific performance to consummate the Closing (but not the right of the Company to specific performance or other equitable remedies for any other reason) shall be subject to the requirement that:

(1) all of the conditions to Closing set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, and which conditions are capable of being satisfied if the Closing were to occur) have been satisfied or waived by Parent, and the Buyer Parties have failed to complete the Closing by the date the Closing should have occurred pursuant to Section 2.3;

(2) the proceeds of the Debt Financing (or any Alternative Debt Financing) have been funded or will be funded at the Closing in accordance with the terms of the Debt Commitment Letter; and

(3) the Company has confirmed in writing to Parent that it is ready, willing and able to consummate the Closing and, if the Debt Financing (or any Alternative Debt Financing) is funded, then the Closing will occur and Parent has failed to consummate the Closing within two (2) Business Days after receipt by Parent of such written confirmation.

(ii) The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent, on the other hand, and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Buyer Parties pursuant to this Agreement. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance or any other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.11 Governing Law. This Agreement shall be governed by, interpreted, construed and enforced in accordance with the Laws of the State of Delaware. Any and all claims, controversies and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort or statute, shall be governed by the internal Laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the Laws or statutes of limitations of a different jurisdiction.

9.12 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties: (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to this Agreement and the transactions contemplated hereby, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.12 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, solely if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware (and any appellate court therefrom) or, solely if any federal court within the State of Delaware declines to accept jurisdiction over such a matter, any state court within the State of Delaware (and any appellate court therefrom)) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby will be brought, tried and determined only in the Chosen Courts; (v) irrevocably and unconditionally waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Notwithstanding the foregoing, each of the Buyer Parties and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Jurisdiction for Financing Sources. Notwithstanding anything to the contrary set forth in this Agreement, the Parties acknowledge and irrevocably agree: (i) that any Legal Proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Merger, the Debt Financing, the Debt Financing Commitment or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan, any state court located in the City and County of New York, and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support any Person in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable Debt Financing Commitment will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; (v) to waive and hereby waive, to the fullest extent permitted by law, trial by jury in any such Legal Proceeding brought against the Financing Sources; and (vi) any such Legal Proceeding will be governed and construed in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state).

9.13 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13. EACH PARTY HERETO KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES (TO THE FULLEST EXTENT PERMITTED BY LAW) TRIAL BY JURY IN ANY PROCEEDING BROUGHT AGAINST THE FINANCING SOURCES IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR ANY OTHER CONTRACT ENTERED INTO WITH RESPECT THE DEBT FINANCING OR THE PERFORMANCE OF ANY SERVICES THEREUNDER.

9.14 Disclosure Letters. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter and the Parent Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company or the Buyer Parties (as applicable) that are set forth in the corresponding Section or subsection of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of the Company or the Buyer Parties (as applicable) that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure, notwithstanding the omission of any reference or cross-reference thereto.

9.15 Special Committee Matters. For all purposes hereunder, the Company and the Company Board, as applicable, shall act, including with respect to the granting of any consent, permission or waiver or the making of any determination, only as directed by the Special Committee or its designees. Prior to the earlier of the termination of this Agreement in accordance with Article VIII and the Effective Time, without the prior written consent of the Special Committee, (a) the Company Board shall not eliminate, dissolve or otherwise dismantle the Special Committee, or revoke or diminish the authority of the Special Committee, increase the size of the Special Committee, or remove or cause the removal of any member of the Special Committee either as a director or as a member of the Special Committee and (b) neither Parent, Merger Sub nor their respective Affiliates (including, for the avoidance of doubt, the Principal Stockholders) shall remove or cause the removal of any director of the Company Board that is a member of the Special Committee either as a member of the Company Board or the Special Committee. The Special Committee (and, for so long as the Special Committee is in existence, only the Special Committee) may pursue any action or litigation with respect to breaches of this Agreement and any other Transaction Document on behalf of the Company.

9.16 Recused Directors. Notwithstanding anything to the contrary herein, except as a result of a vote of or consent given by a Recused Director as part of the act of the Company Board, the Company shall not be responsible for any breach of this Agreement directly caused by any action or omission knowingly taken (or omitted to be taken) by the Recused Directors either with the specific purpose and intent of breaching this Agreement or with such breach being reasonably foreseeable from such action or omission, and any such breach shall be disregarded for all purposes of this Agreement, including determining whether an Acquisition Proposal resulted from a breach of Section 5.3 and determining the satisfaction of the conditions set forth in Article VII. Without limiting the foregoing, Parent and Merger Sub shall not have any right to rely on any failure of the conditions set forth in Section 7.2 to be satisfied (or terminate this Agreement under Section 8.1(d) as a result thereof) or claim payment of the Company Termination Fee, any damage or seek any other remedy at law or in equity to the extent that such failure, claim, damage or injury arises from any actions or omissions of the Company or its Subsidiaries taken by or at the direction of any Recused Directors, Parent, Merger Sub or the Principal Stockholders (other than any such action or omission taken at the written direction of the Special Committee or the Company Board or otherwise as a result of a vote of or consent given by a Recused Director as part of the act of the Company Board) where such action was taken (or omitted to be taken) or direction was given, knowingly and with the specific intention of causing the failure, claim, damage or injury to arise, or where the failure, claim, damage or injury is reasonably foreseeable from such action, omission or direction.

9.17 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.18 No Recourse.

(a) In no event will the Company, whether prior to or after termination of this Agreement, seek or obtain, nor will it permit any of its Affiliates or Representatives acting on its behalf to seek or obtain, nor will any other Person be entitled to seek or obtain, any monetary recovery or monetary award of any kind (including consequential, special, indirect or punitive damages) against any Parent Related Party with respect to this Agreement or the Guarantee or the transactions contemplated hereby and thereby (including any breach by the Guarantors, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, except, in each case, for claims, actions, charges, lawsuits and litigation that the Company may assert (i) against Parent or Merger Sub to the extent expressly provided for in this Agreement, (ii) against the Guarantors to the extent expressly provided for in the Guarantee, (iii) against LGP pursuant to the Confidentiality Agreement, (iv) against the Principal Stockholders and Parent pursuant to the Support Agreement or (v) without duplication of clauses (i)-(iv), against any Person expressly named as a party to any Transaction Document to the extent expressly provided for in such Transaction Document.

(b) In no event will Parent or Merger Sub, whether prior to or after termination of this Agreement, seek or obtain, nor will they permit any of their Affiliates or Representatives acting on their behalf to seek or obtain, nor will any other Person be entitled to seek or obtain, any monetary recovery or monetary award of any kind (including consequential, special, indirect or punitive damages) against any Company Related Party with respect to this Agreement or the transactions contemplated hereby (including any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, except, in each case, for claims that Parent or Merger Sub may assert against the Company to the extent expressly provided for in this Agreement or the Confidentiality Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

MCW PARENT, LP

By: MCW Holdings GP, LLC, its General Partner

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: President

BOSON MERGER SUB, INC.

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: President

[Signature Page to Agreement and Plan of Merger]

MISTER CAR WASH, INC.

By:	/s/ John Lai
Name: John Lai
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

MISTER CAR WASH HOLDINGS, INC.

By:	/s/ John Lai
Name: John Lai
Title: President

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Certificate of Incorporation of the Surviving Corporation

[Attached.]

Exhibit B

Form of Written Consent

[Attached.]